4/21


03050125

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Puma AG Rudolf Dassler Sport

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4369 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/24/03


puma.com
AR/S
12-31-02

financial

annual report 2002



10 Year Overview

Phase III
Phase II
Phase I

	2002 T-€	2001 T-€	2000 T-€	1999 T-€	1998 T-€	1997 T-€	1996 T-€	1995[3] T-€	1994[3] T-€	1993[3] T-€
Brand sales[1]	1,379,978	1,011,709	831,075	714,918	647,435	622,465	594,022	577,172	554,228	541,327
- in %	*36.4%*	*21.7%*	*16.2%*	*10.4%*	*4.0%*	*4.8%*	*2.9%*	*4.1%*	*2.4%*	- - -
Consolidated sales	909,778	598,075	462,437	372,709	302,512	279,730	250,463	211,454	199,539	209,995
- in %	*52.1%*	*29.3%*	*24.1%*	*23.2%*	*8.1%*	*11.7%*	*18.4%*	*6.0%*	*-5.0%*	- - -
- Footwear	613,033	384,060	270,905	209,022	202,513	193,784	176,167	154,362	143,469	141,860
- Apparel	238,450	169,498	163,544	138,952	85,802	73,078	64,385	50,326	49,885	59,757
- Accessories	58,295	44,517	27,988	24,735	14,197	12,868	9,911	6,767	6,186	8,378
Gross profit	396,901	250,611	176,420	141,687	108,247	102,318	94,030	79,018	69,496	62,795
- in % of net sales	*43.6%*	*41.9%*	*38.2%*	*38.0%*	*35.8%*	*36.6%*	*37.5%*	*37.4%*	*34.8%*	*29.9%*
License and commission income	44,896	37,247	28,919	23,932	24,518	25,851	25,497	26,020	27,099	21,448
- in % of net sales	*4.9%*	*6.2%*	*6.3%*	*6.4%*	*8.1%*	*9.2%*	*10.2%*	*12.3%*	*13.6%*	*10.2%*
Operating result	125,035	59,046	22,826	16,256	4,683	36,321	33,337	30,991	23,147	-26,207
- in % of net sales	*13.7%*	*9.9%*	*4.9%*	*4.4%*	*1.5%*	*13.0%*	*13.3%*	*14.7%*	*11.6%*	*-12.5%*
Financial result	-609	-1,613	-1,599	-1,863	-1,259	1,084	-174	-1,167	-2,673	-5,925
- in % of net sales	*-0.1%*	*-0.3%*	*-0.3%*	*-0.5%*	*-0.4%*	*0.4%*	*-0.1%*	*-0.6%*	*-1.3%*	*-2.8%*
Result before taxes on income[2]	124,426	57,433	21,227	14,393	3,424	37,405	33,163	26,535	17,269	-35,358
- in % of net sales	*13.7%*	*9.6%*	*4.6%*	*3.9%*	*1.1%*	*13.4%*	*13.2%*	*12.5%*	*8.7%*	*-16.8%*
Consolidated profit	84,881	39,702	17,572	9,537	4,047	34,648	42,848	24,637	14,896	-36,886
- in % of net sales	*9.3%*	*6.6%*	*3.8%*	*2.6%*	*1.3%*	*12.4%*	*17.1%*	*11.7%*	*7.5%*	*-17.6%*
Earnings per share (in €)	5.44	2.58	1.14	0.62	0.26	2.25	1.98	1.76	1.06	-2.63
Balance sheet total	525,837	395,383	311,489	266,600	222,910	176,624	147,672	106,484	100,020	121,890
Inventories	167,906	144,505	95,002	85,089	63,395	58,427	41,907	36,945	33,257	44,011
Trade receivables	119,463	104,557	80,171	69,665	55,452	53,439	38,676	24,543	24,390	43,865
Net working capital	114,030	110,342	78,841	76,638	70,556	69,596	21,217	17,761	6,647	34,052
Cash and cash equivalents	113,575	35,308	42,862	35,493	35,484	35,420	42,140	21,039	15,899	1,868
Bank loans	19,270	43,100	38,058	34,366	27,659	13,379	7,638	17,891	15,085	52,613
Equity capital	252,236	176,726	131,264	112,171	97,658	96,651	61,633	-13,631	-38,143	-53,037
Subordinated shareholder loan	- - -	- - -	- - -	- - -	- - -	- - -	1,460	44,315	58,246	55,042
Order volume on Dec. 31	531,081	360,105	232,084	187,220	133,532	130,764	111,441	90,932	94,365	85,244
Number of staff on Dec. 31	2,387	2,012	1,522	1,424	1,145	1,078	807	745	703	714
Average outstanding shares (in million)	15,611	15,392	15,390	15,390	15,390	15,390	15,390	14,000	14,000	14,000
Number of shares on Dec. 31 (in million)	15,846	15,429	15,390	15,390	15,390	15,390	15,390	14,000	14,000	14,000
Price of the PUMA share on Dec. 31	65.03	34.05	12.70	17.20	11.25	18.61	26.29	18.41	14.93	7.75

1) including sales of licensees

2) adjusted for extraordinary income/special influences

3) the previous year's figures were adjusted to comply with IAS standards and may differ from previously published figures based on HGB.

PUMA Year-on-Year Comparsion

	2002 € Mio.	2001 € Mio.	Deviation
Brand Sales	1,380.0	1,011.7	36.4%
Consolidated Net Sales	909.8	598.1	52.1%
Gross profit	396.9	250.6	58.4%
- in %	43.6%	41.9%	+1.7%
E B I T	125.0	59.0	111.8%
- in %	13.7%	9.9%	+3.8%
EBT	124.4	57.4	116.6%
- in %	13.7%	9.6%	+4.1%
Net earnings	84.9	39.7	113.8%
- in %	9.3%	6.6%	+2.7%
Shareholders' equity	252.2	176.7	42.7%
- Equity ratio in %	48.0%	44.7%	+3.3%
Working capital	114.0	110.3	3.3%
Cash flow	135.1	69.7	93.9%
Free Cash flow (before acquisition)	100.1	22.5	345.3%
Earnings per share (in €)	5.44	2.58	110.8%
Cash flow per share (in €)	8.65	4.53	91.2%
Free Cash flow per share (in €)	6.41	1.46	---
Equity per share (in €)	15.92	11.45	39.0%
Stock exchange rate at year-end (in €)	65.03	34.05	91.0%
Market cop	1,030.4	525.3	96.1%
Average outstanding shares (in millions)	15,611	15,392	---
Shares at year-end (in millions)	15,846	15,429	---

Content

Report of the Board of Management





Dear Fellow Shareholders,

2002 was truly an outstanding year for PUMA. Not only did we manage to surpass our often-elevated financial goals, but we also did so with unwavering consistency. Given the challenging industry environment in which we find ourselves, PUMA's results speak for themselves.

As a company, 2002 showcased our ability to break through milestones and steer a course of continued, healthy growth. Our goal of becoming an indispensable hallmark in the ever-merging worlds of sport, lifestyle and fashion has become a reality.

PUMA's success bore positive developments in all areas. Throughout the year we were able to make marked leaps in sales in all key regions and product segments. Respectively, profit showed over-proportional advances as our drive to further improve the efficiency of our corporate structure continued. Setting a new corporate record, and building on last year's stellar results, earnings per share also improved to €5.44. Furthermore, our dedication to driving growth through healthy expansion and record free cash flow has helped build a solid foundation for future endeavors.

Having devoted the last ten years to Phases I and II, whereby we established a solid financial footing and improved brand equity, 2002 marked the advent of Phase III of PUMA's long-term growth strategy. Looking forward, we are positioning the company to gain a deeper root in the lives of our consumers by building upon the strength of the core brand through ancillary product offerings. A solid continuation of capital expenditure will allow PUMA to strengthen its directly owned store network and meet consumers where they shop. Internally, the introduction of the Group Executive Committee will bolster our organizational structure and lend ongoing support to PUMA's development objectives. We are confident that our strategy will allow us to capitalize on new opportunities, thereby exposing the full potential of the brand.

Although PUMA has enjoyed exceptional success in 2002 we are focusing on what the future will bring. Our industry evolves rapidly and we are working hard to continue to anticipate its direction. With the continued support of our customers, shareholders, Team Members, and partners, and with unbridled passion, we look forward to what lies ahead.

Sincerely,

Jochen Zeitz



Course of Success Continued in 2002

In financial year 2002, PUMA continued its successful course and set new standards for the future. Phase III of PUMA's long-term corporate development plan started with extraordinary sales and earnings growth. Consolidated sales rose by 52% in 2002. A further improvement in the gross profit margin and a decline in costs relative to sales resulted in earnings before taxes (EBT) more than doubling. Earnings per share reached a new record high of € 5.44. The company's share price increased by 91% during the past year. Including sales generated by licensees, PUMA's brand sales totaled € 1.4 billion.



General Overview

Worldwide weakness in economic activity

2002 was marked by a very weak economic environment. While general economic growth was forecast for the beginning of the year, nearly every region saw a continuation of last year's negative trend, with a further economic decline becoming apparent as the year progressed. Underlying factors for this development were growing unemployment rates, the resulting insecurity in consumer behavior, conservative corporate investment policy, global corporate scandals, rising oil prices and increased geopolitical tension.

Consequently, the increase in worldwide gross national products trailed expectations. The USA achieved growth of 2.2%, growth in EU member states was only marginally positive, and there was even a decline in Japan's gross national product. In this environment, worldwide inflation was approximately 1.5%.

This decline had a major effect on global capital markets. All stock exchanges showed significant losses during the course of the year and nearly every index closed far below last year's levels. Increasing corporate debt in conjunction with idle production capacities led to numerous insolvencies involving, in some cases, high-profile companies. Due to numerous corporate scandals and financial distress, investors were very reluctant to take on risks.

General overview of the sporting goods industry

In 2002 the sporting goods markets have showed significant regional differences. North America was able to secure moderate sales growth while Europe recorded only minor growth. Some EU member states saw expenditure in this sector decline. The Asian market, on the other hand, witnessed growth despite a generally weak economic climate. This growth was underscored by Japan and Korea, where the Soccer World Cup stimulated demand.

These global business trends made profitable growth in the sports sector difficult, as consumer-buying habits were conservative. In addition, the competitive pressure in saturated sub-markets has lead to considerable price reductions by suppliers and thus to smaller margins.

PUMA succeeded in clearly defining the brand and in presenting its unique features in this market environment. As a consequence, we achieved record sales and earnings yet again.

Phase III – Strategic Corporate Planning

In October 2002, PUMA introduced the next phase of its long-term corporate development plan. Following the successful completion of Phases I (restructuring) and Phase II (repositioning), Phase III aims to tap the full brand potential by increasing its desirability and turning it into profitable growth. PUMA's goal is to become the world's most desirable sportlifestyle brand. "Sportlifestyle" is the unique combination of two successful concepts that have previously been independent. PUMA's authenticity in the sports segment will merge with the continually changing lifestyle of its consumers and clients. PUMA will continue its brand strategy that began in 1998, as the only brand that unites the creative impulses from the world of sports, lifestyle and fashion. PUMA estimates its current brand potential, consisting of consolidated sales and royalties, to be approximately € 2 billion. A substantial portion of this expansion target is expected to be realized in Phase III, whereby growth is expected in all regions, especially in Europe and America. It is assumed that the PUMA Group will achieve a two-digit growth in sales and earnings on average through the year 2006.

Sales and Earnings Position

Increase in consolidated sales by 52%

Continuing a strong eight-year growth trend, 2002 showed the greatest improvements with a growth rate of 52.1%. Sales increased from € 598.1 million to € 909.8 million. Thus PUMA once again achieved a new corporate sales record. Currency-adjusted sales increased by 54.8%.

Nearly all markets saw unusually strong growth with a 58.7% increase in Europe and 46.8% in America. Taken together, these regions accounted for 92.6% of consolidated sales. The product range includes sports fashion, sportlifestyle products, performance products and basics, which are marketed and sold through selective distribution channels and PUMA's own concept stores.

The strategic expansion of the company-owned retail business was developed systematically in 2002. Sales increased by 107.3%, from € 36.0 million to € 74.6 million compared to the previous year. Retail sales accounted for 8.2% (6.0%) of consolidated sales.

Strong growth in footwear

Footwear saw particularly strong growth. Consolidated sales increased by 59.6%, from € 384.1 million to € 613.0 million. The footwear segment accounted for 67.4% (64.2%) of consolidated sales.

Significant increase in apparel

Apparel sales increased by 40.7% from € 169.5 million to € 238.4 million compared to the previous year. The apparel segment accounted for 26.2% (28.3%) of consolidated sales.

Sales growth in accessories

Sales in accessories increased by 31.0%, from € 44.5 million to € 58.3 million. This segment includes bags and balls as well as other sports equipment. The accessories segment accounted for 6.4% (7.4%) of consolidated sales.


Consolidated sales by product segment
Accessories
Apparel
Footwear
million €
1.000
800
600
400
200
0
2000
2001
2002


Consolidated sales by region
Africa/Middle East
Asia/Pacific Rim
America
Europe
million €
1.000
800
600
400
200
0
2000
2001
2002

Brand Sales	Jan. 1, - Dec. 31, 2002						+/- in %		
	Worldwide		License		PUMA-Group		Worldwide	License	PUMA
	€ Mio.	%	€ Mio.	%	€ Mio.	%			Group
- by region									
Europe	706.6	51.2%	72.1	15.3%	**634.5**	69.7%	52.6%	14.2%	58.7%
America	242.4	17.6%	33.7	7.2%	**208.7**	22.9%	43.0%	23.4%	46.8%
Asia/Pacific Rim	408.9	29.6%	361.5	76.9%	**47.4**	5.2%	12.2%	13.2%	4.7%
Africa/Middle East	22.2	1.6%	2.9	0.6%	**19.2**	2.1%	49.5%	-25.9%	77.0%
Total	**1,380.0**	100.0%	**470.2**	100.0%	**909.8**	100.0%	36.4%	13.7%	**52.1%**
- by segment									
Footwear	812.3	58.9%	199.2	42.4%	**613.0**	67.4%	44.8%	12.7%	59.6%
Apparel	460.1	33.3%	221.6	47.1%	**238.4**	26.2%	20.9%	5.0%	40.7%
Accessories	107.6	7.8%	49.3	10.5%	**58.3**	6.4%	53.2%	91.6%	30.9%
Total	**1,380.0**	100.0%	**470.2**	100.0%	**909.8**	100.0%	36.4%	13.7%	**52.1%**

Discrepancies may arise due to the use of rounded figures.

Sales in Europe exceed expectations

European sales exceeded expectations. Total sales increased by 58.7%, from € 399.8 million to € 634.5 million. All markets contributed to this growth. Segmented by product category the breakdown was as follows: Footwear increased by a total of 73.4%, apparel by 34.9%, and accessories by 32.7%. Germany, UK and the Benelux also saw significant sales growth. The unusually positive developments in France and Italy were sustained.

Strong growth in the Americas

Consolidated sales in the Americas increased by 46.8%, from € 142.2 million to € 208.7 million. This significant improvement is solely attributable to PUMA's development in the USA where sales increased by 52.3%. On a currency-adjusted basis, the amount increases to 61.0%, and thereby reached a new peak with sales totaling USD 179.3 million. Footwear sales rose by 48.1%, apparel by 101.0% and accessories by 55.5%. Despite the difficult economic environment, sales in Latin America improved by 7.2% to € 18.5 million.


Worldwide net sales by product segment
Accessories
Apparel
Footwear
million €
1.400
1.200
1.000
800
600
400
200
0
2000
2001
2002
Worldwide net sales by region
Africa/Middle East
Asia/Pacific Rim
America
Europe
million €
1.400
1.200
1.000
800
600
400
200
0
2000
2001
2002

Positive development in Asia and the Pacific Rim

In the Asia/Pacific Rim region sales amounted to € 47.4 million and exceeded the previous year's level by 4.7%. Australia, New Zealand and the Pacific Islands, which are served by subsidiaries, contributed the most to the region's sales. Footwear increased by 7.6%, apparel by 1.3% and accessories by 6.8%.

Japan, Korea and South-East Asia are strictly license markets and therefore do not belong to the consolidated Asia-Pacific Rim group.

Strong sales growth in Africa and the Middle East

Consolidated sales in the Africa/ Middle East region improved by 77.0% to € 19.2 million compared to € 10.9 million in the previous year. In particular, PUMA's new subsidiary in South Africa showed better than expected results for 2002.

Increase in Licensed Sales

In addition to the significant improvement of consolidated sales, sales generated by licensees also increased by 13.7%, from € 413.6 million to € 470.2 million. Currency-adjusted, licensed sales were nearly € 500 million, an increase of approximately 19%. Asia's sales increased by 13.2% to € 361.5 million, Europe by 14.2% to € 72.1 million and the Americas by 23.4% to € 33.7 million. Sales in Africa and the Middle East were slightly below the previous year's level.

Brand sales worldwide total € 1.4 billion

Worldwide PUMA's brand sales, which consist of consolidated sales and licensed sales, saw a significant improvement and increased by 36.4%, from € 1,011.7 million to € 1,380.0 million. Currency-adjusted, worldwide branded sales increased by 40.1% to more than € 1.4 billion. Footwear sales improved by 44.8% to € 812.3 million, apparel by 20.9% to € 460.1 million and accessories by 53.2% to € 107.6 million.

Footwear accounted for 58.9% (55.4%), apparel for 33.3% (37.6%) and accessories for 7.8% (6.9%) of worldwide brand sales. In terms of regions, branded sales were broken down as follows: Europe 51.2% (45.8%), the Americas 17.6% (16.8%), Asia/Pacific Rim 29.6% (36.0%) and Africa/ Middle East 1.6% (1.5%).

Net Sales Europe


million €
700
600
500
400
300
200
+58,7%
+38,4%
2000
2001
2002

Net Sales USA


million $
200
150
100
50
+61,0%
+24,2%
2000
2001
2002

PUMA Group Management Income Statement	2002		2001		+/- %
	€ Mio.	%	€ Mio.	%	
Consolidated sales	**909.8**	100.0%	**598.1**	100.0%	**52.1%**
Cost of goods sold	**512.9**	56.4%	**347.5**	58.1%	**47.6%**
Gross profit	**396.9**	43.6%	**250.6**	41.9%	**58.4%**
Royalty and commission income	**44.9**	4.9%	**37.2**	6.2%	**20.5%**
Selling, general and administrative expenses					
Marketing/Retail expenses	**125.1**	13.8%	**86.9**	14.5%	**43.9%**
Research, design and developement	**24.2**	2.7%	**19.9**	3.3%	**22.0%**
Other expenses	**154.9**	17.0%	**113.6**	19.0%	**36.3%**
Total	**304.3**	33.4%	**220.5**	36.9%	**38.0%**
EBITDA	**137.5**	15.1%	**67.4**	11.3%	**104.0%**
Depreciation	**12.5**	1.4%	**8.4**	1.4%	**49.5%**
EBIT	**125.0**	13.7%	**59.0**	9.9%	**111.8%**
Financial result	**-0.6**	-0.1%	**-1.6**	-0.3%	**-62.2%**
EBT	**124.4**	13.7%	**57.4**	9.6%	**116.6%**
Income taxes	**39.8**	4.4%	**17.3**	2.9%	**130.1%**
Tax rate	32.0%		30.1%		
Minority interests	0.2	0.0%	-0.5	-0.1%	
Net earnings	**84.9**	9.3%	**39.7**	6.6%	**113.8%**
Weighted average shares outstanding	15,611		15,392		1.4%
Weighted average shares outstanding, diluted	15,908		15,392		3.3%
Earnings per share in €	5.44		2.58		110.8%
Earnings per share, diluted in €	5.34		2.58		106.9%

Discrepancies may arise due to the use of rounded figures.


Quarterly sales developement
2001
2002
million €
350
300
250
200
150
100
50
0
Q1
Q2
Q3
Q4
EBT by quarter
2001
2002
million €
50
40
30
20
10
0
33,1
24,1
48,6
18,6

Gross profit margin reaches record level

PUMA's gross profit margin saw yet another significant improvement compared to the previous year and achieved a new record level. Gross profit saw a disproportionate increase of 58.4% from € 250.6 million to € 396.9 million. In terms of percentage of sales, the margin improved by 170 basis points from 41.9% to 43.6%. The footwear margin jumped from 42.2% to 44.3%, apparel improved from 41.2% to 41.7% and accessories reached a margin of 44.8% compared to 41.7% in the previous year.

The margin in Europe improved from 43.9% to 44.7%, in the Americas from 41.6% to 44.4%, and in the Asia/Pacific Rim from 35.0% to 37.5%. The Africa/Middle East region saw a slight decrease in the margin from 24.5% to 22.2%. The strategic expansion of the retail business, a rising proportion of sales in the higher price segment, and a shift in the product mix all contributed to the overall margin increase.

Increase in royalty and commission income

Income from royalty and commission saw a 20.5 % increase from € 37.2 million to € 44.9 million. This improvement was largely due to an increase in royalty income from Japan and Korea, which were positively influenced by the Soccer World Cup.

Reduction in expenses as a percentage of sales stronger than expected

Selling, general and administration expenses developed slower than sales. Total expenses could therefore be significantly reduced by 350 basis points from 36.9% to 33.4% of sales. Thus, expenses clearly fell short of the originally expected 35%-mark.

Investments in marketing and retail totaled € 125.1 million or 13.8% compared to € 86.9 million or 14.5% in the previous year. This represents an increase of brand-creating investments by € 38.2 million or 43.9% over the previous year. Expenses for product development and design rose by 22.0%, from € 19.9 million to € 24.2 million. Measured as a percentage of sales revenues, expenses declined from 3.3% to 2.7%. Other selling, general and administration expenses were reduced from 19.0% to 17.0% of sales.

Gross Profit Margin


million €
500
400
300
200
100
0
45%
43%
41%
39%
37%
35%
2000
2001
2002

SG&A as a percentage of sales


40%
35%
30%
25%
2000
2001
2002

Depreciation and amortization at 1.4%

Depreciation and amortization increased by 49.5%, from € 8.4 million to € 12.5 million, largely as a result of expansion of the retail business and the investments involved. Scheduled goodwill amortization totaling € 1.1 million (€ 0.7 million in 2001) is included and largely refers to the company take-over in Scandinavia in July 2001. Measured as a percentage of sales, depreciation and amortization remained unchanged from the previous year at 1.4%.

New EBIT Record

The operating result (EBIT) more than doubled for the second consecutive year, increasing by 111.8% to € 125.0 million. This represents a new record, and lies well above the amount of € 59.0 million achieved in the previous year. This significant improvement is attributed to strong sales growth and a higher gross profit margin as well as a decrease in expenses. The EBIT margin improved considerably from 9.9% of sales to 13.7%.

Strong increase in EBT

Earnings before taxes (EBT) increased by 116.6%, from € 57.4 million to € 124.4 million. Initial expectations that had been upwardly adjusted several times during the year were once again greatly exceeded. In 2002, gross return on sales was 13.7% in 2002 in comparison to 9.6% in 2001.

Tax rate at 32%

Tax expenses increased from € 17.3 million to € 39.8 million. This equals a tax rate of 32% compared to 30.1% in the previous year.

Profit increase of 114% exceeds expectations

Consolidated net income rose by 113.8% from € 39.7 million to € 84.9 million thus exceeding management expectations that were already revised during the year. In effect, the net yield was 9.3% of sales compared to 6.6% in the previous year. With an increase from € 2.58 to € 5.44, earnings per share more than doubled, representing an increase of 110.8%. The diluted earnings per share amounted to € 5.34 in comparison to € 2.58 in the previous year.

Dividend

PUMA AG, the parent company of the PUMA Group, discloses a balance sheet profit of € 68.1 million for fiscal year 2002. The aforementioned is based in accordance with German accounting principles. The Board of Management will propose a dividend of € 0.55 per share (previous year: € 0.30 per share) at the Annual Shareholder's Meeting on April 16, 2003. This represents a dividend distribution totaling € 8.7 million (previous year: € 4.6. million). The remaining balance sheet profit of € 59.4 million (previous year: € 27.4 million) is to be carried forward to the new accounting period.


EBIT
Net earnings
as % of sales
million €
125
100
75
50
25
0
14%
12%
10%
8%
6%
4%
2000
2001
2002


Net Income
Net Income
as % of sales
million €
100
80
60
40
20
0
10%
8%
6%
4%
2%
0%
2000
2001
2002

Net Assets and Financial Position

Equity ratio improves despite higher balance sheet total

The balance sheet total increased by € 130.5 million or 33.0%, from € 395.4 million to € 525.8 million in 2002. A significant part of the increase is the direct result of a rising the cash position as well as a rise in inventories and receivables due to growth. Equity improved by 42.7%, from € 176.7 million to € 252.2 million. Despite the higher balance sheet total, the equity ratio improved from 44.7% to 48.0%.

The cash position rose from € 35.3 million to € 113.6 million. At the same time, bank liabilities of € 43.1 million were reduced to € 19.3 million. The development reflects an extraordinary positive cash flow. PUMA's net cash position increased by € 102.1 million.

Inventories increased by 16.2%, from € 144.5 million to € 167.9 million. Inventory turnover was continually increased; this was due to an improvement in inventory structure and a rise in advance orders.

Trade receivables and other receivables rose by 13.1%, from € 120.2 million to € 136.0 million. Trade receivables included in this item grew by 14.3%, which is significantly below the sales increase of 46.5% in the last calendar quarter. This means that the average duration of outstanding days decreased, which reflects an improvement in liquidity.

PUMA-Group **Consolidated Balance Sheet Structure**	**2002**		**2001**		**+/- %**
	€ Mio.	**%**	**€ Mio.**	**%**	
Cash and cash equivalents	113.6	21.6%	35.3	8.9%	221.7%
Inventories	167.9	31.9%	144.5	36.5%	16.2%
Accounts receivables	136.0	25.9%	120.2	30.4%	13.1%
Other short-term assets	7.9	1.5%	6.6	1.7%	20.2%
Total current assets	**425.4**	80.9%	**306.7**	77.6%	38.7%
Deferred income taxes	**23.8**	4.5%	**17.0**	4.3%	39.7%
Long-term assets	**76.6**	14.6%	**71.7**	18.1%	6.9%
Total assets	**525.8**	100.0%	**395.4**	100.0%	33.0%
Bank borrowings	19.3	3.7%	43.1	10.9%	-55.3%
Other liabilities	165.1	31.4%	116.6	29.5%	41.6%
Total current liabilities	**184.4**	35.1%	**159.7**	40.4%	15.4%
Pension	17.9	3.4%	17.4	4.4%	2.9%
Tax provision	25.8	4.9%	2.5	0.6%	931.9%
Other provisions	45.1	8.6%	37.1	9.4%	21.6%
Provisions	**88.8**	16.9%	**57.0**	14.4%	55.7%
Long-term interest bearing borrowings and minorities	**0.5**	0.1%	**1.9**	0.5%	-76.3%
Shareholders' equity	**252.2**	48.0%	**176.7**	44.7%	42.7%
Total liabilities and shareholders' equity	**525.8**	100.0%	**395.4**	100.0%	33.0%
Working Capital	**114.0**		**110.3**		3.3%
-in % of sales	**12.5%**		**18.4%**		

Discrepancies may arise due to the use of rounded figures.

Low working capital

Working capital was 12.5% of sales or € 114.0 million compared to 18.4% or € 110.3 million in the previous year. The working capital ratio is thus well below the industry average of over 20%. Working capital is determined on the basis of inventory plus short-term receivables, net of short-term non-interest bearing liabilities and provisions.

Marked rise in gross cash flow

n the period under review, gross cash flow exceeded the previous year's level by 93.3%, rising to € 135.1 million. The main factor contributing to this development is the extraordinary increase in profits. Following changes in short-term net working capital as well as tax payments, cash provided by operating activities was € 119.1 million in comparison with € 43.7 million in the previous year. Please note that income taxes for 2002 only lead to a marginal outflow of funds due to the use of tax losses that were carried forward from previous years.

Investments

Cash used for investment activities in 2002 totaled € 19.0 million, compared to € 40.8 million (including acquisitions) in the previous year. Investments in property, plant and equipment and intangible assets totaled € 22.5 million (€ 24.8 million). Of this, the amount of € 11.8 million (€ 16.3 million) can be attributed to investments associated with the strategic expansion of the directly operated PUMA retail business. Fiscal year 2002 saw the opening of eight PUMA concept stores in seven countries. A total of € 10.7 million (€ 8.5 million) was spent on current investments.


Balance sheet / Equity ratio
Equity ratio
Balance sheet
million €
600
500
400
300
200
100
0
52%
50%
48%
46%
44%
42%
40%
2000
2001
2002
Working capital
as % of sales
Working capital
million €
150
125
100
75
50
25
0
30%
25%
20%
15%
10%
5%
0%
2000
2001
2002

Strong free cash flow

Taking into account the cash used for investing activities, a free cash flow totaling € 100.1 million remains for fiscal year 2002. This is equivalent to 11.0% of sales.

Cash used for financing activities totaled € 18.2 million. In addition to dividend payments of € 4.6 million for 2001, € 22.8 million were used to repay bank loans. In addition, an inflow from capital payments amounting to € 10.0 million was recognized.

Liquid assets increased by € 78.3 million in total from € 35.3 million to € 113.6 million.

PUMA-Group Cash flow	2002	2001	+/- %
	€ Mio.	€ Mio.	
Earnings before taxes on income	124.4	57.4	116.6%
Non cash effected expenses and income	10.7	12.2	-12.8%
Gross Cash flow	**135.1**	**69.7**	**93.9%**
Change in Working Capital	6.4	-25.7	-124.9%
Interests, taxes and other payments	-22.4	-0.2	-
Net cash from operating activities	**119.1**	**43.7**	**172.3%**
Net cash used in investing activities	**-19.0**	**-40.8**	-53.3%
Free Cash flow	**100.1**	**3.0**	-
- in % of sales	**11.0%**	**0.5%**	-
Net cash used in financing activities	**-18.2**	**-11.0**	65.9%
Effect on exchange rates on cash	-3.6	0.4	-
Change in cash and cash equivalents	78.3	-7.6	-
Cash and cash equivalents at beginning of financial year	35.3	42.9	-17.6%
Cash and cash equivalents at year-end	**113.6**	**35.3**	221.7%

Discrepancies may arise due to the use of rounded figures.

Free cash flow


million €
150
125
100
75
50
25
0
2000
2001
2002

Cash flow


million €
150
125
100
75
50
25
0
2000
2001
2002

Systematic Risk Management – A Central Basis for Decision-making Processes

In order to find a balance between profit opportunities and loss exposure arising from entrepreneurial dealing, risk evaluations are systematically integrated into the decision-making processes in accordance with group standards. PUMA operates in a market environment that varies depending on business sector and economic region. Cross-group reporting and control systems are a means to identify, evaluate, and actively control risks. It is PUMA's aim to limit risks in order to better capitalize on opportunities.

The early detection of risks and their recording, evaluation and monitoring is carried out by the subsidiaries and the corporate headquarters. PUMA has established a methodical and systematic management reporting process that ensures that the Company Boards receive regular updates on developments and changes in existing and new risk fields. Risks are identified and recorded in a risk portfolio, allocated to individual corporate units and assessed with respect to their potential damage and the probability of occurrence. The guidelines defined in the risk manual, combined with organizational instructions, form the basis for an efficient internal monitoring system.

PUMA's risk management instruments include comprehensive planning tools such as strategic "OSAM Planning" (OSAM = Objectives, Strategies, Actions, Measurements), hedging instruments to safeguard against exchange rate fluctuations, insurance policies, controlling instruments, and an extensive monthly financial reporting mechanism. PUMA has established a reporting system that permits timely comparison of business developments with those of the previous year and with the budget levels defined for the current year on a prorata temporis basis. Risk monitoring instruments also include regular reporting to the Board of Management, which, in turn, informs the Supervisory Board on the current status and any changes in risks.

The Risk Management Committee (RMC) was founded with the purpose of controlling and monitoring the risks to which the Company is exposed. In 2002 it assessed the development of identified risks in meetings and numerous one-on-one interviews. The RMC provided the Board of Management with reports on the respective results. The RMC continues to cooperate closely with the operative areas responsible for the permanent monitoring of all risk fields. Although adjustments and additions have been made in individual risk fields, this did not lead to any significant change in the assessment of risks.

As in the previous year, significant business risks for the PUMA Group are associated with the following areas:

Market risks:

Changes in market and fashion trends may influence sales development.

In recent years, PUMA has positioned itself as the alternative sports brand that successfully fuses the influences from the worlds of sports, lifestyle and fashion. Today, our product range encompasses sportlifestyle and sports fashion models in addition to strictly sports performance products. PUMA's flexible corporate structure permits a swift response to any changes in today's sports brand market which is vulnerable to fashion trends and cyclical fluctuations. In addition, heavy investments in product development are aimed at integrating new market trends in the development and design of new products at an early stage.

PUMA's presence in the largest sporting goods market in the world, the United States, also involves risks due to high volatility and difficult industry environment. On the other hand, given this market's importance in the industry and the high standard it sets for global trends, the US provides great opportunities to increase PUMA's competitiveness and achieve its goal of becoming the world's most desirable sports brand.

Together with positioning itself as the alternative sports brand, PUMA made a strategic decision to open directly operated retail stores (concept stores). The objective here is to increase PUMA's presence and availability on the market. In addition, this approach is a means to help expose consumers to PUMA's entire product range. The number of concept stores will increase from fifteen today to forty by 2006. This goal brings long-term rental commitments and investments which, given a high proportion of fixed costs, may adversely affect results in the event of a decline in sales.

PUMA copes with these market risks through strategic planning, internationally-oriented corporate structure and marketing concepts, a global product and product-range policy, and efficient cost management.

Sourcing risks:
Cyclical, political or legal changes in general conditions.

PUMA co-operates with a large number of suppliers, particularly in Asia and Eastern Europe. Diversifying capacity reduces dependency on individual contracting parties and ensures readiness to deliver product. China is the biggest procurement market for footwear. There is a potential sourcing risk in the event of spontaneously levied import restrictions that would consequently apply to almost all sporting shoe manufacturers. For some time now, PUMA has cornered the new Vietnamese procurement market together with its long-standing partners. By diversifying existing capacities to several procurement markets, the Company expects to be able to respond quickly to any changes that may occur. It is important to note that to date, there have been no notable procurement problems.

Procurement risks also arise concerning compliance with social standards by contract suppliers, and the use of dangerous or illegal health-endangering substances related to the product-manufacturing environment. PUMA is among the forerunners in the industry and upholds strict international environmental and social standards. To ensure that these standards are upheld, the Company enforces product controls at regular intervals and continuously monitors its contract suppliers through an internal control management function. PUMA's S.A.F.E. Programme (Social, Accountability, Fundamental, Environmental) sets and monitors compliance to these internationally recognized standards. Potential damage to PUMA's image is therefore avoided. In recognition of its continued and sustained improvement and control of international environmental and social standards, PUMA was commended for its economic ethics by the "Deutsche Netzwerk für Wirtschafts-Ethik e.V." (German Network for Economic Ethics) in 2002.

Financial risks:
Exchange rate fluctuations, changes in the course of business, and planning deviations.

PUMA is exposed to currency risks within the scope of its global business operations. This risk is countered by an internal foreign exchange policy in conjunction with hedging transactions. Both primary and derivative financial instruments are used to this end. These instruments are explained in more detail in the notes to the consolidated financial statements.

Within the scope of monthly reporting and regular management meetings, further risks involved in operating activities and the course of the business are closely monitored in order to permit an early response should problems arise.

Organizational risks:

Global corporate orientation, decentralization of operating units and a high level of growth increase complexity and the requirements placed on technical systems; they require continuous adjustment of merchandise and logistics systems.

Within the scope of extensive strategic planning, business processes are continuously optimized and adjusted to support corporate growth. The optimization of key processes is supported by IT systems that are regularly reviewed and upgraded. In addition, technological advances foster productivity and offer new market potential. PUMA implemented an international project management function in order to monitor and increase the efficiency of these processes.

Through its risk management system, PUMA complies with the legal requirements concerning transparency and control of companies (KonTraG). PUMA is able to recognize any developments that may potentially endanger the health of the Company at an early stage and take swift, appropriate measures to counteract these risks.


Orderbook by product segment
Accessories
Apparel
Footwear
million €
600
500
400
300
200
100
0
2000
2001
2002
Orderbook by region
2000
2001
2002
million €
Europe
America
Asia/Pacific
Africa/Middle East
0
50
100
150
200
250
300
350
400

Outlook

Large order backlog confirms further growth

PUMA's order backlog increased from € 360.1 million to a new record level of € 531.1 million, 47.5% higher than in the previous year. The bulk of orders include deliveries in the first and second quarter of financial year 2003. Currency-adjusted, orders increased by 49.5%.

Footwear, the largest product category, saw further strong growth. Footwear orders rose significantly by 48.4% to € 392.7 million. Apparel also saw a steady increase in orders; the order volume picked up by 55.1% to € 120.7 million. As such, the apparel segment's growth rate has surpassed that of footwear. Orders for accessories amounted to € 17.6 million and remained at last year's level. On a regional basis, the order situation is as follows: Europe increased by 50.7% to € 390.3 million, America by 48% to € 110.9 million, Asia/Pacific Rim by 1.3% to € 17 million and Africa/Middle East by 37.8% to € 13 million.

Sales increase of more than 20 percent expected

In announcing the next phase (Phase III) of PUMA's long-term corporate development plan, management estimated the brand potential to be € 2 billion. The aim is to achieve significant portions of this potential by the year 2006. In this context, an average double-digit growth rate is expected per year, whereby growth should slow down during the course of these years.

Given the impressive growth in 2002, from the present perspective, management anticipates another currency-adjusted sales increase of more than 20% for 2003. This increase should be achievable despite higher base values and would translate into a growth rate of over 20% for the fifth consecutive year.

The gross profit margin is expected to range between 43% and 44% and should stabilize at this level. Selling, general and administration expenses are expected to develop in line with sales or at a slightly lower rate. Income from royalty and commission should see single-digit growth. This would result in an increase in income-before-taxes relative to the expected increase in sales. In the long term, we expect a tax rate of between 32% and 35%.

Management is optimistic regarding the continued positive development in sales and earnings for 2003, within the framework of the already introduced Phase III of corporate planning. This should enable PUMA to gain further market shares and expand its market position as a desirable sports lifestyle brand.

Herzogenaurach, February 5, 2003

The Board of Management

Zeitz Gänsler Heyd

Value-Based Management

In an effort to best pursue the interests of our share-holders, our value-based management aims at achieving a continuous increase in corporate value. Our corporate planning process is oriented towards the medium-term and focuses on a five year rolling outlook that is updated on an annual basis The principal indicator for measuring economic success is the increase in absolute value contribution. This is derived from the following elements:

PUMA uses Cash flow Return On Investment, CFROI, to measure capital yield. In simplified terms, this indicator represents the quotient from gross cash flow and the gross investment basis. The gross investment basis includes all of the financial resources that are available to the company, which represent productive assets, before accumulated depreciation.

Calculation of CFROI and Value Contribution

in T €	2002	2001	2000
Earnings after Tax	84,659	40,152	17,572
+ Depreciation / Amortization	12,486	8,353	6,768
+ Interest Expenses	2,456	3,563	3,789
Gross Cash flow	**99,601**	**52,068**	**28,129**
Monetary assets	249,965	155,954	152,887
- Non Interest-Bearing Liabilities	225,878	154,399	125,815
Net Liquidity	24,086	1,555	27,072
+ Inventory	167,906	144,505	95,003
+ Fixed Assets at Prime Cost	88,112	77,031	51,869
+ Intangible Assets at Prime Cost	29,199	28,165	11,042
Gross Investment Basis (BIB)	**309,304**	**251,257**	**184,986**
Cash flow Return on Investment (CFROI)	**32.2%**	**20.7%**	**15.2%**
CFROI - WACC	**25.2%**	**13.4%**	**9.3%**
Absolute Value Contribution (EVA)	**77,847**	**33,754**	**17,275**

The absolute value contribution corresponds to the difference between capital yield (CFROI) and capital costs (WACC), multiplied by the gross investment basis. A positive value contribution is generated if the capital yield is in excess of capital costs.

Capital costs represent the minimum yield that must be generated by the capital invested. These costs are determined as the weighted average of equity and debt capital costs, taking the Capital Asset Pricing Model into account. The following table shows the composition of PUMA's capital costs.

Calculation of Weighted Average Capital Costs WACC

	2002	2001	2000
Riskfree Interest Rate	4.3%	4.9%	4.9%
Market Premium	5.0%	5.0%	5.0%
Beta (M-DAX, 24 Month)	1.0	0.9	0.3
Cost of Stockholders' Equity	**9.3%**	**9.4%**	**6.5%**
Riskfree Interest Rate	4.3%	4.9%	4.9%
Credit Risk Premium	3.0%	3.0%	3.0%
Tax Shield	32.0%	30.1%	31.2%
Cost of Liabilities after Tax	**5.0%**	**5.6%**	**5.4%**
Share of Stockholders' Equity	48.0%	44.7%	42.1%
Share of Liabilities	52.0%	55.3%	57.9%
WACC after Tax	**7.0%**	**7.3%**	**5.9%**

The advantage of the value contribution / CFROI, in comparison to other indicators, is in the use of the profit-oriented cash flow which reflects real financial flows and liquidity status and therefore serves as an excellent indicator of financing power. With reference to the gross investment basis the Company is viewed as an investment from which the capital provider – the shareholder – receives interest in the form of profits.

Sustained increase in corporate value

In the reporting year 2002 PUMA achieved an extraordinary increase in corporate value: This was attained through both the increase in capital (gross investment basis) from € 251.3 million to € 309.3 million, and the increased return on capital invested (Cash flow Return) from 20.7 % to 32.2 %, consequently an overall increase of 130.6 % was realized.

PUMA has thus succeeded in increasing profitability while, at the same time, achieving capital growth. In effect, the nominal value contribution during the financial year rose by € 44.1 million to € 77.8 million. The value contribution has seen continuous improvement since the introduction of the indicator in 1999.

Financial Ratios

In addition to the value management method, PUMA uses a series of other ratios that permit insight into various areas of corporate performance and efficiency. A selection of these ratios and their derivation is shown in the box below:

	2002	2001	2000
Gross Profit Margin			
IAS Gross Profit / Net Sales	43.6%	41.9%	38.1%
SG&A in % of Net Sales			
Sales-, General- and Admin. Cost / Net Sales	33.4%	36.9%	38.0%
Pre Tax Profit Margin			
Earnings bfore Income Tax / Net Sales	13.7%	9.6%	5.5%
Return on Capital Employed (RoCE)			
Operating Income (EBIT) / Capital Employed (Working Capital + Long-term Assets - Long-term Liabilities)	81.1%	32.8%	20.6%
Return on Equity			
Group Earnings after Tax / Stockholders' Capital	33.7%	22.5%	13.4%
Working Capital in € Mio.			
Inventory + Accounts Receivables + Other Current Receivables - Accounts Payables - Other Current Liabilities	114.0	110.3	78.8
Working Capital in % of Net Sales			
Working Capital / Net Sales	12.5%	18.4%	17.0%


Cash flow return / Gross investment 2000-2002
2002
2001
2000
35%
30%
25%
20%
15%
10%
5%
0%
0
100
200
300
WACC
€ Mio.
Absolute value contribution
2002
2001
2000
million €
80
60
40
20
0

Another Record Year for the PUMA's Stock

The year 2002 was characterized by substantial turmoil on the international financial markets. As a result, significant drops in equity prices were seen throughout the world: the DAX lost just under 44% in value during 2002 whereas the MDAX showed a somewhat better performance with a drop of 30%. In a year-on-year comparison, the FTSE Eurotop-300 closed with a loss of 33% while the Nikkei-225 lost 19%. For the first time since 1941 the US stock exchanges closed with a consecutive three year drop: the DOW-30 and S&P-500 lost 17% and 23% respectively.

The slacking of the global economy was one of the principle reasons behind the weakness in the capital markets. The resulting price losses have led to an intensifying cycle of price declines and setbacks in economic activity. Mood indicators that became noticeably depressed as of the middle of the year supported this assessment

Moreover, investor's confidence was shattered as a result of the accounting scandals in the USA. In consequence, doubts surfaced regarding the published earnings performance of all US companies. In effect, despite the price declines in recent years, indicators such as the price-earnings ratio appeared in a far less favorable light.

A further important reason for the equity markets' poor performance was the increase in geopolitical risk as characterized by the Far East conflict or the Iraq crisis.

As in the previous year, PUMA's share showed an excellent appreciation despite the generally negative market environment; it was supported by both the strong sales growth and the disproportionate rise in income. PUMA was thus able to maintain its position as one of the fastest growing firms in the sporting goods industry.

After having ended 2001 with a record performance of € 34.05, PUMA's stock achieved a new record high of € 73.60 on June 28, 2002. Generally lower prices in the third quarter lead to a preliminary drop in PUMA's share price to € 47. However, within the scope of stock price recovery PUMA's stock closed at € 65.03 in the XETRA Exchange on December 30, 2002. This marked a stock price appreciation of 91% in 2002.


Earnings / Dividend per share
Dividend
Earnings per share
in €
in €
6,00
5,00
4,00
3,00
2,00
1,00
0,00
0,60
0,50
0,40
0,30
0,20
0,10
0,00
2000
2001
2002

Key data per share in € (IAS)

	1999	2000	2001	2002
Year end value	17,20	12,70	34,05	65,03
Yearly high	20,50	21,00	34,05	73,34
Yearly low	12,30	12,50	12,45	33,00
Earnings per share	0,62	1,14	2,58	5,44
Cash flow per share	1,91	2,20	4,53	8,65
Free Cash flow per share	0,05	0,59	1,46	6,41
Shareholders' equity per share	7,29	8,53	11,48	15,92

From a stock market perspective, 2002 was another record year for the PUMA share. Continuing the previous year's trend, PUMA recorded the second highest price increase of all shares listed on the DAX100. With its outstanding performance in 2002, the PUMA share significantly exceeded the price development of other international high-profile sporting goods manufacturers.

Since 1986 PUMA's stock has been traded on the official markets of the Frankfurt and Munich stock exchanges. From 2003, the PUMA share will be listed in the newly created Prime Standard Segment and is therefore excellently positioned to continue to belong to the Mid-Cap-Index MDAX of the Deutsche Börse which will be reduced to 50 components. In addition, the ADR Program (American Depository Receipts) was established for the US stock market in 1996. The ADR's are traded in US-Dollars in OTC trading under "PMMAY".


Share performance and transaction volume
PUMA (Xetra)
MDAX
Volume PUMA share
million €
share volume
80
70
60
50
40
30
20
10
0
450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec


Index and competitor price developement
PUMA
MDAX
Adidas
Nike
Reebok
250
200
150
100
50
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Our employees' performance is exceptional

PUMA has been growing steadily for quite a number of years and our success is directly attributable to our Team Members' exceptional performance. Between 1999 and 2002, sales grew by an average of 34.6% per year and by more than 50% in the past year. On a weighted average calculation, our Team Member base only grew by 16.6% during the same time period. This resulted in a marked increase in per capita sales from T€ 269.5 in 1999 to T€ 415.0 in 2002.

On an annual average, PUMA employed 2,192 people in 2002 compared to 1,717 in the previous year. As at December 12, 2002, the number of Team Members was 2,387, or 375 more than at the end of the previous year.

Based on the continuous expansion of the retail business, the employee base in the sales division showed the hightest growth rate. The 2002 yearly average for head-count growth in this segment was +40%, bringing the retail base to 888 employees. As of the December 12th, 2002 reporting date, there were 1,019 persons employed in PUMA's worldwide distribution. This represents an increase of 31.6% over the previous year.

The number of Team Members in the marketing sphere grew by 11 or +13.1% on an annual average. Product management / development increased by 30 or +17.4%, and the field of procurement / logistics saw an increase of 129 or +25.5% on an annual average. The central units (general administration) increased by 51 or 16.1%.

Corporate culture

PUMA encourages an open and amicable corporate culture. We foster individual growth and promote that the traditional should be brought together with new and unconventional ways of thinking.

By supporting common values that are compatible with the brand's personality, we are making every effort to further develop the Company. These common values can be summed up in four concepts: Passion, Openness, Self-belief and Entrepreneurship. PUMA supports and encourages communication across all cultural borders and thereby creates the conditions in which creativity, understanding, social competence and flexibility come into being. With the help of a decentralized corporate management, PUMA can react flexibly to market changes and so follows its corporate guideline to be "the first truly virtual sports company".

Furthermore, the internal and external networking of employees and business partners is being systematically expanded through the use of the latest internet technology as well as a decentralized corporate structure. Together these form the infrastructure for further growth.

It is our aim to acknowledge and support the efforts of each Team Member. To this end, regular Performance Appraisals are held between employees and their supervisors during which current performance and future targets are discussed and agreed upon.


Developement of Team Members 1999 - 2002


Team Members (End of Year)
Team Members (Average)


2.500
2.000
1.500
1.000
1999
2000
2001
2002

Sales per Employee


T€
600
500
400
300
200
100
0
1999
2000
2001
2002

Management incentive and bonus program

In order to support management in the creation of corporate value, conditional capital for the financing of a Management Incentive Program was made available at the Annual Shareholder's Meeting. As part of the existing program, a second tranche has been extended to an enlarged employee base. In total, 435,000 options were issued to management during the past year. The applicable terms and conditions can be found in the notes to the annual financial statements under footnote 18, "Equity Capital". As of the balance sheet date, 650,286 options were available, which will probably be used during the next two years to grant further option rights to PUMA AG Board members, members of the executive bodies of affiliated companies, as well as to PUMA AG executives and affiliated companies.

Incentive programs are intended to retain competent and to help ensure the company's success through continuity of Team Members. In addition to the options program, bonus agreements have been made with Team Members at all levels in the PUMA Group. These are oriented to personal performance, the success of a business segment, as well as the success of the entity as a whole. These measures provide PUMA with a variable, performance based remuneration system in addition to fixed salaries.


Team Members by Expertiese (End of Year)
Procurement/Logistics/Production
Administration
Product Management/Develeopement
Marketing
Sales/Retail
2001
2002



Consolidated Financial Statements


IAS

International Accounting Standards

Consolidated Financial Statements

Consolidated Balance Sheet

	Notes	Dec. 31, 2002 T-€	Dec. 31, 2001 T-€
ASSETS			
Cash and cash equivalents	3	113,575	35,308
Inventories	4	167,906	144,505
Trade receivabbles and other receivables	5	135,996	120,237
Other short term financial assets	6	7,937	6,602
Total current assets		**425,414**	**306,652**
Deferred income taxes	7	23,796	17,036
Property, plant and equipment	8	**56,842**	**50,033**
Goodwill	9	13,822	15,074
Other intangible assets	10	4,931	4,888
Other long-term financial assets	11	1,032	1,700
		525,837	395,383
LIABILITIES AND EQUITY			
Financial liabilities	12	19,270	43,100
Trade payables	13	117,858	88,614
Other liabilities	13	47,247	28,006
Liabilities		**184,375**	**159,720**
Pension	14	17,925	17,416
Tax provisions	15	25,756	2,496
Other provisions	15	45,085	37,086
Provisions		**88,766**	**56,998**
Long-term interest bearing borrowings	16	61	1,143
Minority interest	17	399	796
Subscribed capital PUMA AG	18	40,564	39,497
Reserves PUMA AG	18	82,727	32,676
Other Group reserves	18	2,451	17,611
Accumulated profits	18	126,494	86,942
Shareholder's equity		**252,236**	**176,726**
		525,837	395,383

Consolidated Income Statement

	Notes	2002 T-€	2001 T-€
Net sales	25	**909.778**	**598.075**
Cost of sales	25	-512.877	-347.464
Gross profit	25	**396.901**	**250.611**
Royalty and commission income		44.896	37.247
		441.797	287.858
Personal expenses	19	-102.967	-81.103
Advertising and selling costs	20	-114.054	-77.294
General and administrative expenses	20	-114.112	-81.901
Other operating income	20	26.857	19.839
Total selling, general and administrative expenses, net		-304.276	-220.459
Depreciation		-12.486	-8.353
		-316.762	-228.812
Profit from operations		125.035	59.046
Financial result	21	-609	-1.613
Earnings before tax		***124.426***	***57.433***
Income tax	22	-39.767	-17.281
Net earnings before minority interest		84.659	40.152
Minority interest		222	-450
Net earnings		**84.881**	**39.702**
Net earnings per share (€)	23	5,44	2,58
Net earnings per share (€) - diluted	23	5,34	2,58
Weighted average shares outstanding		15,611	15,392
Weighted average shares outstanding - diluted		15,908	15,392

Consolidated Cash flow Statement

	Notes	2002 T-€	2001 T-€
Operating activities			
Profit before tax		124,426	57,433
Adjustments for:			
Depreciation	8,9,10	12,486	8,353
Non-realized currency gains/losses, net		-2,959	1,669
Interest received	21	-1,849	-1,949
Interest paid	21	2,456	3,562
Income from the sale of fixed assets		30	66
Additions to pension accruals	14	509	543
Gross-Cash flow	26	**135,099**	**69,677**
Increase in receivables and other current assets		-21,098	-15,281
Increase in inventories		-29,743	-36,081
Increase in trade payables and other current liabilities		57,239	25,629
Cash provided by operations		141,497	43,944
Interest paid		-2,456	-3,657
Income taxes paid		-16,502	-7,601
One time expenses paid		-3,447	11,056
Net cash from operating activities	26	**119,092**	**43,742**
Cash flows from financing activities			
Payments for goodwill (previous year: purchase of participations)		0	-19,500
Purcase of property and equipment	8,9,10	-22,545	-24,836
Proceeds form sale of property and equipment		905	1,381
Increase/decrease in other long term assets		658	-20
Interst received		1,951	2,204
Net cash used in investing activities	26	**-19,031**	**-40,771**
Cash flows from financing activities			
Payments made regarding long-term liabilities, net		96	-1,426
Payments received regarding short-term bank borrowing, net	12	-22,799	-7,852
Payments made regarding convertible bonds, net	16	-1,082	-747
Dividend payments	18	-4,629	-1,574
Capital increase		10,021	640
Other changes		222	4
Net cash used in financing activities	26	**-18,171**	**-10,955**
Effect on exchange rates on cash		-3,623	430
Net increase in cash and cash equivalents		**78,267**	**-7,554**
Cash and cash equivalents at beginning of financial year		35,308	42,862
Cash and cash equivalents at year end	3,26	**113,575**	**35,308**

Changes in Equity

in T-€	Subscribed capital	Capital reserve PUMA AG	Revenue reserves PUMA AG	Difference from currency translation	Cash flow Hedges	Consolidated profit/ net income for the year	TOTAL
Dec. 31, 2000	39,344	31,981	208	8,843	2,074	48,814	131,264
Dividend payment						-1,574	-1,574
Currency changes				2,694			2,694
Release to the income statement					1,660		1,660
Market value for cash flow hedges					2,340		2,340
Capital increase	98	542					640
Currency translation in €	55		-55				
Consolidated profit						39,702	39,702
Dec. 31, 2001	39,497	32,523	153	11,537	6,074	86,942	176,726
Dividend payment						-4,629	-4,629
Transfer to profit reserves			40,700			-40,700	
Currency changes				-8,899			-8,899
Release to the income statement					-5,247		-5,247
Market value for cash flow hedges					-1,014		-1,014
Capital increase	1,067	9,351					10,418
Consolidated profit						84,881	84,881
Dec. 31, 2002	**40,564**	**41,874**	**40,853**	**2,638**	**-187**	**126,494**	**252,236**

Statement of Movement of Property, Plant and Equipment as well as Intangible Assets and other Long-Term Assets

	Purchase costs				
	Balance Jan. 1, 2002 T-€	Currency changes and other changes	Additions/ retransfers	Disposals	Balance Dec. 1, 2002 T-€
PROPERTY, PLANT AND EQUIPMENT					
Land, land rights and buildings including buildings on third party land	26,941	-375	3,050	1,666	27,950
Technical equipments and machines	4,715	-1,413	195	338	3,159
Other equipments, factory and office equipment	44,128	-4,169	16,866	1,977	54,848
Payments on account and assets under construction	1,247	-45	953	0	2,155
	77,031	**-6,002**	**21,064**	**3,981**	**88,112**
GOODWILL	**17,654**	**-204**	**0**	**0**	**17,450**
OTHER INTANGIBLE FIXED ASSETS					
Concessions, industrial and similar rights and assets and licenses under such rights and assets	10,511	-154	1,464	73	11,748
	10,511	**-154**	**1,464**	**73**	**11,748**
OTHER LONG-TERM ASSETS					
Other loans	411	0	8	26	393
Other assets	1,289	-10	0	640	639
	1,700	**-10**	**8**	**666**	**1,032**

	Accumulated depreciation					Book values	
	Balance Jan. 1, 2002 T-€	Currency changes and other changes	Additions/ retransfers	Disposals	Balance Dec. 1, 2002 T-€	Balance Dec. 31, 2002 T-€	Balance Dec. 31, 2001 T-€
PROPERTY, PLANT AND EQUIPMENT							
Land, land rights and buildings including buildings on third party land	7,386	-147	902	1,651	6,490	21,460	19,555
Technical equipments and machines	1,251	-1,330	885	197	609	2,550	3,464
Other equipments, factory and office equipment	18,361	-1,315	8,368	1,243	24,171	30,677	25,767
Payments on account and assets under construction	0	0	0	0	0	2,155	1,247
	26,998	**-2,792**	**10,155**	**3,091**	**31,270**	**56,842**	**50,033**
GOODWILL	**2,580**	**-47**	**1,095**	**0**	**3,628**	**13,822**	**15,074**
OTHER INTANGIBLE FIXED ASSETS							
Concessions, industrial and similar rights and assets and licenses under such rights and assets	5,623	3	1,236	45	6,817	4,931	4,888
	5,623	**3**	**1,236**	**45**	**6,817**	**4,931**	**4,888**
OTHER LONG-TERM ASSETS							
Other loans	0	0	0	0	0	393	411
Other assets	0	0	0	0	0	639	1,289
	0	**0**	**0**	**0**	**0**	**1,032**	**1,700**

Notes to the Consolidated Financial Statements

1. General remarks

Under the brand name "PUMA", PUMA Aktiengesellschaft Rudolf Dassler Sport (hereinafter "PUMA AG") and its subsidiaries are engaged in the development and marketing of a broad range of sports and leisure articles including footwear, apparel and accessories under the ""PUMA" brand name. The Company is a joint stock company under German law and has its registered head office in Herzogenaurach, Federal Republic of Germany; its responsible registration court is in Fürth (Bavaria, Germany).

The consolidated financial statements of PUMA AG and its subsidiaries (hereinafter the "Company" or "PUMA"), were prepared in accordance with the International Accounting Standards ("IAS") issued by the International Accounting Standards Board (IASB). All IAS and SIC interpretations required for the financial years from January 1, 2002 have been applied. IAS 39 "Financial Instruments: Reporting and Valuation" have been applied since the 1999 financial year.

The Company prepared consolidated financial statements in accordance with IAS for the first time in 1993; deviations from the provisions set out in the German Commercial Code (HGB), as of January 1, 1993, were offset with neutral effect on operating profits. The IAS consolidated financial statements for 2002 are regarded as exempt consolidated financial statements in accordance with Section 292a (2) HGB.

In certain items the International Accounting Standards deviate from generally accepted accounting and valuation principles applicable in the Federal Republic of Germany and as set out in the German Commercial Code. Significant deviations relate to the treatment of deferred tax assets resulting from temporary valuation differences and future tax benefits from losses carried forward. Other deviations relate to the treatment of U.S. trademarks and other rights, which were sold in 1989 and repurchased in 1995, and not capitalized for IAS purposes. Furthermore, the application of IAS 39 results in accounting, which differs from HGB. The remaining differences are immaterial.

The consolidated financial statements are prepared in Euro currency; they are in compliance with EU Directive 83/349, and are based on the interpretation of the directive pursuant to DRS 1 of the German Accounting Standards Committee.

2. Significant consolidation, accounting and valuation principles

Consolidation principles

The consolidated financial statements are based on uniform accounting and valuation methods applied to the individual financial statements of PUMA AG and its consolidated subsidiaries; these have been prepared in accordance with IAS and audited by independent auditors; additional information within the scope of group reporting was taken into account.

When subsidiaries are consolidated for the first time, their acquisition values are offset against the subsidiary's equity capital at book values.

Intra-group receivables and liabilities have been offset. Any differences from exchange rate fluctuations are included in consolidated earnings to the extent that they occurred in the reporting period.

Within the course of consolidating profits, inter-company sales and all significant intra-group income were offset against the expenses attributable to them. Interim profits not yet realized within the group have been eliminated as inter-company profits.

Companies included in consolidation

In addition to PUMA AG, all directly and indirectly affiliated companies are included in consolidation. Development in the number of group companies during the financial year is as follows:

Dec. 31, 2001	39
Newly founded companies	2
Disposal of companies	1
Dec. 31, 2002	**40**

Broken down by region, the consolidated companies were as follows on December 31, 2002:

No.	Companies	Shareholder/No.
	Western Europe	
1.	PUMA AG Rudolf Dassler Sport, Herzogenaurach/Germany - parent company -	-
2.	PUMA UNITED KINGDOM LTD, Leatherhead/Great Britain	1
3.	PUMA FRANCE SAS, Illkirch/France	1
4.	PUMA (Schweiz) AG, Lengnau bei Biel/Switzerland	1
5.	Austria PUMA Dassler Ges. m.b.H., Salzburg/Austria	1
6.	PUMA Benelux B.V., Leusden/The Netherlands	1
7.	PUMA Italia S.r.l., Milan/Italy	1
8.	Tretorn AB, Helsingborg/Sweden	1
9.	PUMA Nordic AB, Helsingborg/Sweden	8
10.	PUMA Norway AS, Oslo/Norway	9
11.	PUMA Finland Oy, Finland	9
12.	PUMA Denmark A/S, Skanderborg/Denmark	8
13.	Tretorn Sweden AB, Helsingborg/Sweden	8
14.	Tretorn Vertrieb GmbH, Herzogenaurach/Germany	1
15.	Tretorn Finland Oy, Helsinki/Finland	8
16.	Tretorn Sport Ltd., Laoise/Ireland	8
17.	Tretorn Tennis Ltd., Laoise/Ireland (non-active)	8
18.	Tretorn Sport Sales Ltd., Laoise/Ireland	8
19.	Tretorn R&D Ltd., Laoise/Ireland (non-active)	16
20.	Hunt Sport AB, Helsingborg/Schweden (non-active)	8
21.	PUMA Portugal Artigos Desportivos Lda., Prior Velho/Portugal	3 (51%)
	Eastern Europa	
22.	PUMA Polska Spolka z.o.o., Warsaw/Poland	5
23.	PUMA-RUS GmbH, Moscow/Russia	5 (89%) and 1 (11%)
24.	PUMA Hungary Kft., Budapest/Hungary	5
25.	Czech PUMA Dassler s.r.o., Prage/Czech Republic	5

	Asia/Pacific Rim	
26.	PUMA Australia Pty. Ltd., Moorabbin/Australia	1
27.	- White Diamond Australia Pty. Ltd. , Moorabbin/Australia (non-active)	26
28.	- White Diamond Properties, Moorabbin/Australia (non- active)	26
29.	PUMA New Zealand LTD, Auckland/New Zealand	26
30.	World Cat Ltd., Kowloon/Hong Kong	1
31.	- World Cat (S) Pte Ltd./Singapore	30
32.	- World Cat Trading Co.Ltd Taichung/Taiwan	30
33.	Development Services Ltd. , Kowloon/Hong Kong	30
34.	PUMA FAR EAST Ltd. , Kowloon/Hong Kong	1
	America	
35.	PUMA North America, Inc., Westford/USA	1
36.	PUMA Canada, Inc. Ontario/Canada (non-active)	35
37.	PUMA CHILE S.A. Santiago/Chile	1 (51 %)
38.	PUMA Sports Ltda., Sao Paulo/Brazil	5 (70 %)
	Africa/Middle East	
39.	PUMA Sports S.A., Cape Town/South Africa	5
40.	PUMA SPORTS DISTRIBUTORS (PTY) LIMITED, Cape Town/South Africa	5

PUMA AG holds a direct or indirect interest of 100% in the companies included in consolidation (except PUMA Chile and PUMA Portugal = 51%, PUMA Brazil = 70%).

In financial year 2002 the companies of "PUMA Portugal Artigos Desportivos Lda.", Portugal, and "PUMA Sports Ltda.", Brazil, were founded. PUMA Portugal began its active business, namely the servicing and working of the Portuguese market, in March 2002. PUMA Brazil was founded at the end of the year. No significant transactions have as yet been concluded during the reporting year.

The companies have no material effect on the group's net assets, financial position and results of operations.

The investment (51%) in "Real de Tenis S.A., Mexico", was sold to the joint venture partner with effect from March 5, 2002; this has not significantly impacted net assets, the financial position or results of operations.

A list of investment holdings as of December 31, 2002 is recorded in the Fürth (Bavaria) Commercial Register under HRB 3175.

Currency translation

As a general rule, foreign currency monetary items are disclosed in the individual financial statements of consolidated companies at the rates valid on the balance sheet date. The resulting currency gains and losses are immediately credited or charged to operations.

The assets and liabilities of foreign subsidiaries that do not recognize the Euro currency as their functional currency were translated into Euro at the middle rates valid at the balance sheet date. Expenses and income were translated at annual average rates. Differences from net assets currency translation and changed exchange rates in comparison with the previous year were netted with neutral effect on operating results and shown separately in equity.

The following translation rates were applied to translate the annual financial statements to Euro:

	Average rates during the financial year		Rates at the balance sheet date	
	2002	2001	Dec. 31, 2002	Dec. 31, 2001
1 € = USD	0.9459	0.8943	1.0494	0.8823
1 € = CAD	1.4847	1.3845	1.6536	1.4101
1 € = GBP	0.6279	0.6195	0.6509	0.6091
1 € = CHF	1.4673	1.5096	1.4549	1.4804
1 € = HKD	7.3762	6.9729	8.1600	6.8800
1 € = AUD	1.7422	1.7361	1.8550	1.7380
1 € = NZD	2.0420	2.1384	1.9910	2.1290
1 € = CLP	645.0148	565.1750	729.4780	577.4700
1 € = PLN	3.8475	3.6581	4.0200	3.4900
1 € = HUF	242.9662	257.0662	236.1000	245.9550
1 € = CZK	30.8877	33.1475	31.5400	31.9500
1 € = SEK	9.1527	9.4554	9.1696	9.3326
1 € = DKK	7.4301	7.6130	7.4264	7.3659
1 € = NOK	7.5226	8.2221	7.2803	7.8823
1 € = ZAR	9.8685	9.1225	9.0700	10.5000

Derivative financial instruments / hedge accounting

Derivate financial instruments are initially recorded in the balance sheet at acquisition costs and subsequently at market values. The recording of gains or losses depends on the type of items to be hedged. At the time of concluding a hedge transaction, the Company classifies certain derivatives either as a hedge of the fair value of a reported asset or a reported liability (fair value hedge), as a hedge of a planned transaction (cash flow hedge) or as a hedge of a net investment in an economically independent foreign subsidiary.

Changes in the market value of derivatives which are used for and qualify as a cash flow hedge and that are 100% effective, are disclosed in equity. In the absence of 100% effectivity, the differences are included in operating results. The amounts recorded as a special item under equity are included in operating results in the same period in which the planned hedge transaction impacts the income statement. The gains or losses from derivative financial instruments used as a fair value hedge and the respective gains or losses from the hedged item are recognized in operating results.

Segment reporting

Reporting is primarily based on geographical regions. PUMA is engaged in only one business field, the sporting goods industry. The secondary reporting allocation therefore follows the internal reporting structure, e.g. based on the footwear, apparel and accessories product segments.

Cash and cash equivalents

Cash and cash equivalents include liquid funds such as cash-on-hand and bank balances. Bank balances that are not required to finance current assets are invested in the Euro currency market for a period of up to six months.

Inventories

Inventories are valued at acquisition or manufacturing costs or at the lower net realizable values derived from the selling price at the balance sheet date. Acquisition cost of merchandise is determined using the average cost method. Value adjustments are determined in a uniform manner throughout the group, depending on the age of the goods concerned. Risks owing to fashion trends are adequately taken into account.

Receivables and other short term assets

Trade receivables and other receivables as well as financial assets are stated at nominal value net of value adjustments. All recognizable risks are sufficiently accounted for in the form of individual risk assessment or on the basis of historical values.

Property, plant and equipment

Property, plant and equipment are stated at acquisition cost net of accumulated depreciation. The depreciation periods depend on the item's useful life. As a general rule, the straight-line method of depreciation is applied. The useful life depends on the type of assets involved:

	Depreciation period
Buildings	10 to 50 years
Machines, machine equipment and technical equipment, business and factory equipment	3 to 10 years

Cost of maintenance and repair is recorded as an expense at the time of origin. Significant improvements and renewals are capitalized. Interest on outside capital is reported as a current expense.

Leased items regarded as significant in terms of their amounts and qualifying as finance leasing are shown under property, plant and equipment at the amount of the fair value or the lower present value of the minimum lease payments.

Extraordinary depreciation

Property, plant and equipment, intangible assets and goodwill are subject to extraordinary depreciation or amortization if there are indications of an impairment in the value of the asset involved. In such a case, the recoverable amount (the higher amount from net realizable proceeds and utility value), is compared with the book value of the asset. If the recoverable value is lower than the book value, the asset is written down to the recoverable amount (IAS 36). If the reason for extraordinary depreciation or amortization no longer exists, the asset is revalued; the revaluation amount may not exceed the amount of continued acquisition costs.

Intangible assets

Acquired intangible assets largely consist of concessions and industrial and similar rights; they are valued at acquisition costs net of accumulated depreciation. The depreciation period is between three to five years, whereby the straight-line method of depreciation is applied.

Goodwill

Goodwill is valued at acquisition costs net of accumulated amortization. The goodwill relates to the companies in Great Britain, New Zealand and Sweden/Scandinavia.

Goodwill from equity consolidation relating to New Zealand dates from 1999; it is amortized over a five-year period. Amortization with respect to Great Britain and the Swedish Tretorn Group is based on the straight-line method over a 15-year period which corresponds to the expected useful life. The goodwill reported for Great Britain dates from 1999, the goodwill reported for Tretorn dates from 2001.

Other long-term financial assets

Other long-term financial assets are stated at acquisition costs; they include loans and other assets. As a genera rule, non-interest bearing assets are discounted to their present values.

Financial liabilities

As a general rule, financial liabilities also include the portion of long-term loans with residual terms of up to one year.

Liabilities

Liabilities are reported at their repayable amounts. Liabilities from finance leasing agreements are carried as a liability at the amount of the present value of the lease rentals.

Provisions for pensions and similar commitments

In general, pension accruals are determined in accordance with the projected unit credit method. This method not only accounts for annuities and accrued pension benefits known at the balance sheet date, but also for expected salary and annuity increases. Actuarial gains and losses are distributed over the average residual term of service. No use is made of the 10 percent 'corridor' approach described in IAS 19.92. The service cost and interest component are disclosed within personnel expenses.

There are no pension commitments concerning active PUMA AG Board members. Corresponding compensation is included in the remuneration concerning Board members.

Other provisions

In accordance with IAS 37, other accruals were set up on the balance sheet date to account for all risks and obligations resulting from past transactions or events where amounts or maturities were uncertain. The accruals are stated at their settlement amount; they are not off set against positive income. Accruals are also created to account for unfavorable contracts where the unavoidable costs exceed the economic benefit expected from the contract.

Share option plans / Management Incentive Program

In 1996 PUMA introduced a Management Incentive Plan for the Board and management of PUMA AG and its subsidiaries.

Through the issue of convertible bond and share options, those participating in the program are given the opportunity to acquire PUMA shares within a defined period and at a defined price. Conditional capital is created for the financing of these shares. Attention is drawn here to paragraph 18 of these Notes.

Share option plans are reported using the intrinsic value method. Since the intrinsic value on the day of granting the options was zero, they were not accounted for in the balance sheet. It will therefore not be necessary to report costs arising from existing option plans in the future.

Recognition of sales revenues

Sales revenues are recognized and included in profits at the time of the passage of risks.

Sales are disclosed net of returned purchases, discounts, rebates, and advertising cost.

Royalty and commission income

Royalty income is treated as income in accordance with the invoices to be presented by the licensees worldwide. In certain cases, values must be assessed in order to permit accounting on an accrual basis. Commission income is invoiced to the extent that the underlying purchase transaction is realized.

Advertising and promotion expenses

The Company recognizes advertising expenses at the time of their occurrence. As a general rule, promotion expenses are spread over the contract term, provided that income of at least the same amount is expected.

Product development

The Company is continuously engaged in developing new products in order to comply with market requirements or market changes. The costs are recorded as an expense at the date of origin; they are not capitalized since the criteria specified in IAS 38 are not fulfilled.

Financial result

The financial result includes interest income from financial investments and interest expense from credits. In general, effects from exchange rate fluctuations are included in general expenses; where such effects resulting from derivative financial instruments are to be allocated directly to an underlying transaction, disclosure is made in the respective income statement item.

Income taxes

Incomes taxes are determined in accordance with local tax regulations in the countries where the respective company is active.

The Company determines deferred taxes for all temporary differences between the book values and the tax-based valuation of assets and liabilities as well as for tax losses carried forward.

Deferred taxes

Deferred taxes from time differences between the tax and the commercial balance sheet valuation of individual group companies and from consolidation procedures are netted according to tax country and disclosed either as deferred tax assets or deferred tax liabilities. Deferred tax assets also include tax reduction claims resulting from the expected use of existing loss carryforwards in subsequent years if their realization is probable. Deferred taxes are determined on the basis of tax rates applicable for reversal in the individual countries and announced or in effect on the balance sheet date. In addition, deferred taxes that result from hedge accounting are recognized.

Assumptions and estimates

The preparation of the consolidated financial statements is in part based on assumptions and estimates which have an impact on the amount and disclosure of the reported assets and liabilities, income expenses and contingencies. The actual values may in some cases deviate from such assumptions and estimates. Changes are recognized as expense or income at the time of receiving the respective information (contingencies).

3. Cash and cash equivalents

The term of deposit investments included is usually between one and three months; at present, interest rates are between 1.0% and 2.8% (previous year: 1.7% and 3.2%).

4. Inventories

Inventories are divided into the following main categories:

	Dec. 31, 2002 net T-€	Dec. 31, 2001 net T-€
Raw materials and supplies	1,055	498
Finished goods and merchandise		
Footwear	79,644	64,369
Apparel	46,571	49,285
Accessoriess/Others	11,557	13,166
Goods in transit	60,900	41,307
Inventories, gross	199,727	168,625
Value adjustments	-31,821	-24,120
Inventories, net	**167,906**	**144,505**

Of the total amount of reported inventories, the amount of T-€ 27,986 (previous year: T-€ 19,083) is stated at its net realizable value.

Goods in transit relate to merchandise from suppliers in the Far East and Eastern Europe, largely for subsidiaries in Europe and the USA.

5. Trade receivables and other receivables

Receivables are made up as follows:

	Dec. 31, 2002 T-€	Dec. 31, 2001 T-€
Trade receivables	135,023	118,641
Other receivables	13,353	12,871
Prepaid expenses	3,180	2,808
Receivables, gross	151,556	134,320
Value adjustments	-15,560	-14,083
Receivables, gross	**135,996**	**120,237**

The present value of this item corresponds to the book value. As a rule, receivables are due within one year.

There are no receivables due from management or supervisory bodies.

6. Other short-term financial assets

This item includes the valuation of derivative financial instruments that existed as of the balance sheet date and where recognized as assets. The financial instruments as of the balance sheet date include forward exchange transactions used to hedge existing balance sheet items and future transactions. The value recorded corresponds to the market value.

7. Deferred taxes

Deferred taxes relate to the following items:

	Dec. 31, 2002 T-€	Dec. 31, 2001 T-€
Accumulated losses carried forward	4,602	14,919
Long-term assets	3,410	3,219
Short-term assets	14,394	11,843
Accruals and other liabilities	13,700	11,227
From netting in equity with neutral effect on profits	124	-
Value adjustments	-10,412	-14,849
Deferred tax assets	25,818	26,359
Long-term assets	611	595
Short-term assets	1,182	2,243
Accruals and other liabilities	229	2,436
From netting in equity with neutral effect on profits	-	4,049
Deferred tax liabilities	2,022	9,323
Deferred tax assets, net	**23,796**	**17,036**

Deferred tax assets are reported only to the extent that realization of the respective tax benefit is probable. If this criterion is not fulfilled, value adjustments are set up on the basis of past results of earnings and business expectations for future periods.

As of December 31, 2002 tax losses carried forward totaled T-€ 15,322 (previous year: T-€ 40,453); this corresponds to a deferred tax claim of T-€ 4,602. Following value adjustment, the tax losses carried forward were included in deferred tax assets to the amount of T-€ 1,458 (previous year: T-€ 7,684); the amount T-€ 582 for an indefinite period of time, T-€ 546 for 10 years, and the remaining amount of T-€ 330 for losses to be carried forward for a period of less than 10 years.

Deferred taxes from items recorded in equity with neutral effect on profits (hedge accounting) are included to the amount of T-€ 124.

Deferred tax assets and liabilities are netted if they relate to the same taxing power. Accordingly, they are disclosed in the balance sheet as follows:

	Dec. 31, 2002 T-€	Dec. 31, 2001 T-€
Deferred tax assets	23,796	17,036
Deferred tax liabilities	-	-
Deferred tax assets, net	**23,796**	**17,036**

8. Property, plant and equipment

Property, plant and equipment at book value consist of the following:

	Dec. 31, 2002 T-€	Dec. 31, 2001 T-€
Land and buildings, including buildings on third party land	21,460	19,555
Technical equipment and machines	2,550	3,464
Other equipment, factory and office equipment	30,677	25,767
Payments on account and assets under construction	2,155	1,247
	56,842	50,033

The book values of property, plant and equipment are derived from acquisition costs. Accumulated depreciation for this item amounted to T-€ 31,270 (previous year: T-€ 26,998).

Property, plant and equipment include leased assets to the amount of T-€ 2,020 (previous year: T-€ 1,483), which relate to real estate in France used for business purposes, and to factory and office equipment in various subsidiaries (mainly in Australia). The real estate in France will be owned by PUMA after the last rental payment has been made in 2003.

Payments on account and assets under construction as of December 31, 2002 include down-payments for an extension to the administration building in Herzogenaurach.

Individual items of property, plant and equipment and their development in the 2002 financial year are shown in the Appendix to the consolidated financial statements. Extraordinary depreciation due to impairment in value was not necessary.

9. Goodwill

This item includes the goodwill associated with the acquisition and initial consolidation of the companies in New Zealand, Great Britain and Sweden, net of accumulated amortization. Development for 2002 is shown in the Appendix to the consolidated financial statements. Extraordinary amortization due to impairment in value was not necessary in the financial year.

10. Other intangible assets

The development of this item during 2002 is shown in the Appendix to the consolidated financial statements. Extraordinary depreciation due to impairment in value was not necessary in the financial year.

11. Other long-term financial assets

This item is made up as follows:

	Dec. 31, 2002 T-€	Dec. 31, 2001 T-€
Loans	393	411
Other assets	639	1,289
	1,032	1,700

The development for 2002 is presented in the Appendix to the consolidated financial statements. Extraordinary depreciation due to impairment in value was not necessary in the financial year.

12. Financial liabilities

Financial liabilities consist of bank loans due in less than 12 months. The loans are largely denominated in € (approx. 46%), GBP (approx. 20%), AUD (approx. 35%), USD (approx. 10%) and other currencies (approx. 9%). There were no long-term bank loans as of the balance sheet date.

Credit lines granted to the Company total T-€ 195,012; they may be used either for bank loans or guaranteed credits. In addition to the financial liabilities of T-€ 19,270, there were guaranteed credits (largely documentary credits) amounting to T-€ 6,369 as of December 31, 2002. At that date the Company had, in addition to liquid funds, unused credit lines of T€ 169,373.

13. Trade payables and other liabilities

The present value of trade payables and other liabilities corresponds to the book value.

	Dec. 31, 2002		Dec. 31, 2001	
	of which due within 1 year T-€	Total T-€	Total T-€	of which due within 1 year T-€
Trade payables	117,858	117,858	88,614	88,614
Other liabilities				
Liabilities from taxes	11,122	11,122	4,727	4,727
Liabilities from social security contributions	1,648	1,648	1,328	1,328
Liabilities to employees	18,280	18,280	15,020	15,020
Liabilities from the market assessment of forward exchange transactions	9,661	9,661	980	980
Leasing liabilities	672	672	549	549
Other liabilities	5,469	5,469	4,613	4,612
Deferred items	395	395	789	395
	47,247	47,247	28,006	27,611
	165,105	165,105	116,620	116,225

14. Pension accruals

The Company maintains and pays contributions to various pension plans, mainly in Germany, the UK and Sweden. As a general rule, the pensions are financed on the basis of pension accruals and, in the UK, on the basis of a pension fund. Pension accruals totaled T-€ 17,925 (previous year: T-€ 17,416), as of the balance sheet date. The accrual in the UK is reduced by the value of the fund assets. The present value of the plan assets does not include any own financial instruments. In 2002, the plan assets were subject to an actual impairment in value of T-€ 737.

Of the total accrual amount, T-€ 13.362 (previous year: T-€ 13,056), are attributable to PUMA AG, and T-€ 3,177 (previous year: T-€ 3,380) to the sub-group in Sweden.

Most of the PUMA AG pension accruals concern active employees, former employees with non-forfeitable pension rights, and old-age pension recipients. As in the previous year, calculation is based on the Dr. Klaus Heubeck mortality tables of 1998. In accordance with IAS 19, the projected unit credit method was applied in valuation. The PUMA AG pension plan covers general commitments that are, as a rule, based on maximum pension payments of € 127,82 for each month and entitled employee; in addition, individual commitments have been made, largely consisting of non-forfeitable claims of retired PUMA AG Board members to the amount of T-€ 2,597 (previous year: T-€ 2,336).

	Dec. 31, 2002	Dec. 31, 2001
Discounting rate	5.5%	5.5%
Future pension increases	2.25%	2.0%
Fluctuation rate	1.5%	2.5%

The actuarial assumptions concerning PUMA AG pension plans are as follows:

	Dec. 31, 2002 T-€	Dec. 31, 2001 T-€
Present value of non-funds financed pension claims pursuant to actuarial report	17,055	17,011
Present value of funds-financed pension claims	9,383	8,125
Net of the fair value of funds assets	-6,823	-7,038
Short cover/surplus cover through the funds	2,559	1,087
Present value of pension claims	19,614	18,098
Adjustment amount due to non-recorded actuarial gains/losses (-)	-1,689	-682
Pension accrual Dec. 31	**17,925**	**17,416**

The development of the pension accrual for the Group is structured as follows:

	Dec. 31, 2002 T-€	Dec. 31, 2001 T-€
Pension accrual Dec. 31 previous year	17.416	13.411
Currency translation	9	3
Changes in the consolidated group	-	3.120
Pension expense	2.571	1.955
Pension payments	-2.071	-1.073
Pension accrual Dec. 31	**17.925**	**17.416**

The pension expense is structured as follows:

	2002 T-€	2001 T-€
Expense for pension claims arising during the reporting year	1,648	1,234
Interest expense for acquired pension claims	1,344	1,235
Expected funds asset income	-731	-573
Adjustment amount due to recorded actuarial gains/losses	310	59
Total pension expenses	**2,571**	**1,955**

15. Tax accruals and other provisions

Development of the accruals during the financial year:

	Dec. 31, 2001					Dec. 31, 2002
		Currency-translations, reclassifications	Utilization	Release	Addition	
	T-€	T-€	T-€	T-€	T-€	T-€
Tax provision	**2,496**	**-189**	**-1,120**	**-21**	**24,590**	**25,756**
Other provisions:						
Warranties	6,452	-773	-2,063	-161	5,525	**8,980**
Purchase risks	10,482	-1,717	-5,590	-1,027	11,939	**14,087**
Other	20,152	513	-5,160	-2,635	9,148	**22,018**
	37,086	**-1,977**	**-12,813**	**-3,823**	**26,612**	**45,085**
	39,582	**-2,166**	**-13,933**	**-3,844**	**51,202**	**70,841**

Tax accruals contain provisions for current taxes on income, property taxes and turnover taxes; they do not contain deferred tax liabilities which are offset against the respective deferred tax assets, provided the same taxing power is concerned. In this respect, attention is drawn to Paragraph 7 of these Notes. Significant amounts will probably be used up during the first months of the coming year.

The warranty accrual is determined on the basis of the historical value of sales generated during the past six months. It is expected that most of these expenses will fall due within the first six months of the next financial year.

Purchase risks primarily relate to the molds necessary for shoe manufacture; the item also includes anticipated losses from purchase transactions. The major amount of this provision will probably fall due in the following year.

Other provisions largely consist of anticipated losses, accruals for litigation risks and other risks. It is expected that these accruals will be used within the next two years, depending on individual proceedings.

16. Long-term interest-bearing borrowings

The item includes the convertible bond issued to management, bearing an annual interest rate of 5% (cf. Paragraph 18 of these Notes). The total amount of T-€ 61 (previous year: T-€ 1,143) includes an equity component of T-€ 3 (previous year: T-€ 108). There were no long-term bank liabilities as of December 31, 2002.

17. Minority interests

The compensating item for minority interests concerns the joint venture participations in PUMA Chile S.A. and PUMA Portugal. A stake of 49% is held in the minority interests in each case.

18. Equity

The movements of equity capital are disclosed as an independent component in the consolidated financial statements.

PUMA AG's subscribed capital is divided into no par ordinary shares. A total of 15,845,500 shares were outstanding as of the balance sheet date, the subscribed capital amounted to T-€ 40,564. On an annual average, 15,611,296 shares were outstanding; the diluted number of shares was 15,907,811. The price for one PUMA share at the balance sheet date was quoted on the XETRA at € 65.03 (previous year: € 34.05) in accordance with a market capitalization of € 1,030 million. This corresponds to an increase in value by 91%.

The major shareholder, Monarchy Enterprises Holdings B.V., Rotterdam/Holland, including its subsidiaries, stated in a letter dated January 9, 2002, that a total of 5,823,060 shares are held by it; this corresponds to 36.74898% of all shares outstanding as of the balance sheet date. In addition, the "Kerry Packer Group" which has an investment in Monarchy Enterprises, holds a direct stake of 383,900 shares or 2.42277%. Monarchy Enterprises including its subsidiaries and the associated Packer Group thus hold a total of 39.17175%. The shares are allocated to the respective companies as follows:

Monarchy Enterprises Holding B.V., Rotterdam/Netherlands	2.42277%
Lace Holding B.V., Rotterdam/Netherlands	9.31416%
Rotnas Holding B.V., Rotterdam/Netherlands	6.78063%
Renlew Holding B.V., Rotterdam/Netherlands	8.88413%
Desiver Holding B.V., Rotterdam/Netherlands	9.34729%
Kerry Packer Group, Australia	2.42277%
Monarchy Enterprises including affiliated companies:	39.17175%
Free float of stock	60.82825%

Of the free float of stock, "Morgan Stanley & Co. International Limited", London, accounts for 6.46871%. PUMA is not aware of any other shareholders holding 5% or more of the subscribed capital.

The capital reserve largely includes the premium from the PUMA AG capital increase carried out in 1996. The additions in 2001 and 2002 relate to the premium of the converted shares from the Management Incentive Program. The amount of T-€ 40,700 from the net income for 2002 was transferred to revenue reserves.

In accordance with IAS 39, offsetting within equity capital with neutral effects on profits occurred in 1999 for the first time. This item is disclosed in the Statement of Equity Changes; it includes, in addition to the change in market value arising from derivative financial instruments, currency changes from primary hedging transactions in as much as these relate to future transactions. The item to the amount of T-€ 187 (T-€ 6,074) has already been reduced by deferred taxes to the amount of T-€ 124 (T-€ 4,049).

Authorized capital

Pursuant to Article 4, items 6 and 7 of the PUMA AG Articles of Association, the Board is authorized, with the approval of the Supervisory Board, to increase the nominal capital up until May 13, 2007 through the issuance of new shares once or repeatedly in exchange for contributions in cash by a total of up to € 11,520,000; the shareholders are to be granted a subscription right. However, the Board of Management is authorized, with the approval of the Supervisory Board, to exclude the shareholders' subscription right in order to avoid fractional amounts (Authorized Capital I); and through the issuance of new shares once or repeatedly in exchange for contributions in cash by a total of up to € 3,840,000. Given the approval of the Supervisory Board, an exclusion of the subscription right is admissible either in full or in part in the event of a capital increase in exchange for cash contributions, if the issue price of the new shares does not fall significantly below the market price of already listed, equally equipped shares at the time of final determination of the issue price. If the Board of Management does not make use of the authorization to exclude the subscription right, it may exclude shareholders' subscription rights – with the approval of the Supervisory Board – only in order to compensate for possible fractional amounts (Authorized Capital II).

Conditional capital for the financing of convertible bonds

Pursuant to Article 4 (3) of the Articles of Association, the nominal capital is subject to a conditional increase by € 768,000, divided into 300,000 shares (conditional capital from 1997). The conditional capital increase serves the granting of subscription rights to members of the PUMA AG Board of Management, to members of executive bodies of affiliated companies and to other PUMA AG executives and affiliated companies; the conditional capital increase will only be carried out to the extent that the holders of convertible bonds make use of their conversion right. The authorization lapsed on April 24, 2002; 283,500 shares had been issued by that date. The residual amount can no longer be used.

Pursuant to Article 4 (4) of the Articles of Association, the nominal capital is subject to a further conditional increase by € 768,000, divided into 300,000 shares (conditional capital from 1999). The conditional capital increase serves the granting of subscription rights to members of the PUMA AG Board of Management, to members of executive bodies of affiliated companies and other PUMA AG executives and affiliated companies; the conditional capital increase will only be carried out to the extent that the holders of convertible bonds make use of their conversion right. The authorization lapses on May 4, 2004; 295,500 shares had been issued until the balance sheet date.

In the financial year the conditional capital for the financing of convertible bonds was largely used as a result of the conversions carried out and was already added to the subscribed capital. Convertible bonds still outstanding at the balance sheet date amounted to T-€ 61 or 24,000 shares (previous year: T- € 1,143 or 447,000 shares).

The development and the terms during the financial year are reflected in the table below:

Conditional Capital Installment	from 1999 1999/2009		from 1997 1998/2008		from 1997 1997/2007	
	Nominal value T-€	Unit	Nominal value T-€	Unit	Nominal value T-€	Unit
Convertible bonds issued	754	295,000	163	63,500	563	220,000
of which						
in circulation on Jan. 1	533	208,500	155	60,500	455	178,000
withdrawn in 2002	-	-	-15	-6,000		-
converted in 2002	-481	-188,000	-137	-53,500	-449	-175,500
in circulation on Dec. 31	52	20,500	3	1,000	6	2,500
Conversion price		€ 16.64		€ 28.43		€ 32.88
Issue date		Dec. 9, 1999		Oct. 1, 1998		Oct. 1, 1997
Blocking period		2 years		2 years		2 years
Exercise period		Dec. 10, 2001 - Dec. 3, 2009		Oct. 2, 2000 - Sep. 24, 2008		Oct. 4, 1999 - Sep. 24, 2007
Term		10 years		10 years		10 years
Interest rate p.a.		5 %		5 %		5 %

Conditional capital to finance share options

Pursuant to Article 4 (5) of the Articles of Association, the nominal capital is subject to a further capital increase by € 3,918,800, divided into 1,530,000 bearer shares (Conditional Capital from 2001). The purpose of the conditional capital is to grant option rights to the members of the PUMA AG Board of Management, the members of executive bodies of affiliated companies, PUMA AG executives and affiliated companies. The conditional capital increase is carried out to the extent that the holders of the options exercise their option rights.

Development during the financial year and the terms of the options issued is reflected in the following table:

Conditional Capital Installment	from 2001 2002/2007		from 2001 2001/2006	
	Nominal value T-€	Unit	Nominal value T-€	Unit
Options issued	1,114	435,000	1,138	444,714
of which				
in circulation on Jan. 1.	-	-	1,137	444,214
issued in 2002	1,114	435,000	-	-
withdrawn in 2002	-8	-3,000	-33	-13,000
converted in 2002	-	-	-	-
in circulation on Dec. 31	1,106	432,000	1,104	431,214
Issue price		€ 56.38		€ 24.61
Issue date		Apr. 9, 2002		Aug. 29, 2001
Blocking period		2 years		2 years
Exercise period		Apr. 10, 2004 - Apr. 8, 2007		Aug. 30, 2003 - Aug. 28, 2006
Term		5 years		5 years

Dividend

The amounts eligible for distribution relate to the PUMA AG balance sheet profit which is determined in accordance with German Commercial Law.

The Board of Management proposes that a dividend of € 0.55 per share or, in total, T- € 8,715 from the PUMA AG balance sheet profit be distributed to the shareholders. A dividend of € 0.30 per share or, in total, T-€ 4,628, was distributed for 2001. This represents an increase of 88 %.

The appropriation of the PUMA AG balance sheet profit as at Dec. 31, 2002 is proposed as follows:

		2002	2001
Balance sheet profit of PUMA AG as at Dec. 31	T-€	68,142	32,071
Dividend per share	€	0.55	0.30
Number of outstanding shares	Unit	15,845,500	15,428,500
Total dividen	T-€	8,715	4,629
Carry forward to the new accounting period	T-€	59,427	27,442

19. Personnel expenses

Personnel expenses are made up as follows:

	2002 T-€	2001 T-€
Wages and salaries	78,397	65,660
Social security contributions	12,144	8,885
Expenses for pension plans and other personnel expenses	12,426	6,558
Total	**102,967**	**81,103**

The annual average number of staff was as follows:

	2002 T-€	2001 T-€
Marketing	94	83
Distribution	888	634
Product management/development	205	175
Sourcing/logistics/production	637	508
Central units	368	317
Total	**2,192**	**1,717**

20. Selling, administration and general expenses

In addition to personnel expenses, advertising and selling costs, the legal and consulting costs, rental / leasing expenses, travel costs, telephone and postage as well as other general expenses were major items. The amount of T-€ 18,208 (previous year: T-€ 13,544), is attributable to rental / leasing expenses.

In addition to income typical of the business, other operating income includes releases of accruals, exchange gains, value adjustments no longer needed, and payments received for receivables written down. Most of the income is directly associated with selling, administration and general expenses.

Broken down according to functional areas, marketing and retail expense totaled T-€ 125,126, or 13.7 % of sales revenues (previous year: T-€ 86,933 or 14.5 %). In addition to cost of materials, this item also includes other types of costs (e.g. personnel costs). Total costs for the functional areas of product development and design amounted to T-€ 24,247 or 2.7 % of sales (previous year: T-€ 19,878 or 3.3 %).

Other selling, administration and general expenses came to T-€ 154,903 or 17.0 % (previous year: T-€ 113,648 or 19.0 %).

21. Financial result

The financial result is made up as follows:

	2002 T-€	2001 T-€
Other interest and similar income	1,847	1,949
Interest and similar expenses	-2,456	-3,562
Financial result	**-609**	**-1,613**

22. Taxes on income

	2002 T-€	2001 T-€
Current income taxes		
Germany	20,670	3,963
Other countries	23,846	3,638
	44,516	7,601
Deferred taxes	-4,749	9,680
	39,767	17,281

Current income tax in Germany, after netting of losses carried forward, relates to corporation tax, solidarity surcharge and trade tax.

In general, PUMA AG and its German subsidiary are subject to corporation tax plus solidarity surcharge and trade tax which is deductible upon determination of the income subject to corporation tax. In the financial year this resulted in a mixed tax rate of approximately 36.85%.

Numerical reconciliation of the theoretical tax expense with the effective tax expense:

	2002 T-€	2001 T-€
Income before taxes	124,426	57,433
Theoretical tax expense		
Tax rate of the AG = 36,85% (previous year: 36,85%)	45,851	21,164
Differences from tax rates in other countries	-9,201	-6,363
Other tax effects:		
Intra-group write-offs at the going concern value	7,453	336
Goodwill amortization	210	221
Release of value adjustments on deferred taxes	-4,437	-2,631
Other non-deductible expenses and income as well as consolidation and other effects	-109	4,554
Effective tax expense	39,767	17,281
Effective tax rate	32.0%	30.1%

23. Earnings per share

Earnings per share are determined in accordance with IAS 33 by dividing group earnings by the average number of shares outstanding. A dilution of this indicator may result from so-called potential shares (convertible bonds and share options). The share option program has a diluting effect on profits in the financial year. The calculations are presented below:

		2002	2001
Consolidated net earnings	T-€	84,881	39,702
Average number of shares outstanding	units	15,611,296	15,392,268
Diluted number of shares	units	15,907,811	15,392,268
Earnings per share	€	5.44	2.58
Earnings per share, diluted	€	5.34	2.58

24. Derivative financial instruments

Management of the currency risk

The Company is exposed to currency risks which result from an imbalance in the worldwide cash flow. This imbalance is largely due to the high level of procurement in US Dollars in the Far East. Sales are largely invoiced in other currencies; in addition, the Company mainly earns royalty income in Japanese YEN (JPY) and USD. The resulting assets and liability are subject to exchange-rate fluctuations from the date of their origin up to realization.

Derivative and primary hedging instruments are used to minimize the currency risk in the PUMA Group in accordance with intra-group guidelines. Derivative transactions are concluded if hedging requirements result after netting existing foreign currency receivables and liabilities and if future transactions need to be hedged. In accordance with the Group's treasury principles, no derivative financial instruments are held for trading purposes. As a general rule, derivatives are combined with the associated underlying transactions to valuation units (hedge accounting) and, to this effect, do not impact the net income for the year. In 2002 the Company used some derivative instruments which do not qualify as hedge accounting in the sense of IAS 39 but served as a means to effectively limit currency risks in accordance with risk management purposes. Market value changes concerning these derivative instruments were recognized in the profit and loss account.

The Company usually secures its net demand or net surplus of the respective currencies on a rolling basis 12 months in advance. Hereby, the net demand or net surplus results from the demand for a certain currency net of expected income in the same currency. Forward exchange deals and, to some extent, options are used to hedge currency risks.

For balance sheet purposes, hedging transactions are clearly linked to certain parts of the overall risk position. As of the balance sheet date, however, there were almost exclusively forward exchange contracts primarily for the purchase of USD, and the sale of JPY and USD concluded with renowned international banks. In general, the term to maturity of currency derivatives is within a period of one year with the exception of hedging instruments for the JPY. The contracts are exclusively used to hedge contracts already concluded or where conclusion is expected.

The nominal amounts and market values of open rate-hedging transactions, largely related to cash flow hedging, are structured as follows:

	Nominal amount 2002 T-€	Nominal amount 2001 T-€	Market value 2002 T-€	Market value 2001 T-€
Total forward exchange transactions	**315,222**	204,001	**-1,725**	5,635

The nominal amount corresponds to the amounts of the respective hedging transactions as agreed upon between the parties involved. The market value is the amount to which the financial instrument would be traded on the market between interested parties at the balance sheet date. The market values are determined on the basis of group-wide uniform valuation models and the market values communicated by the banks. The market value is reported under Other Financial Assets or Other Liabilities in accordance with IAS 39, and offset against equity with neutral effects on profits in as much as the hedging transaction relates to future transactions.

Management does not expect any adverse influences on the Group's financial position from the use of derivative financial instruments.

25. Segment reporting

In primary segment reporting, as a first step, sales and gross profit are shown according to the geographical region where sales are realized (according to customers' head offices); in a second presentation, sales are allocated to the region where the head office of the respective group company is located. Inter-company sales are eliminated under Central units / Consolidation. The allocation of the remaining segment information is also determined on the basis of the respective group company's head office. The sum totals equal the amounts on the income statement or on the balance sheet, respectively.

The operating result for the respective regions were adjusted for intra-group settlements such as license and commission payments. The worldwide royalty income, largely realized by PUMA AG, the cost of international marketing, product development and other international costs are included under Central Units / Consolidation. Regional allocation with respect to the sales business would not be reasonable.

Gross assets include segment assets used to generate the operating result of the respective segment. Non-operating assets including deferred tax assets and group assets which cannot be allocated are disclosed in the Central Units / Consolidation column.

Liabilities include the respective outside capital from the viewpoint of the companies allocated. Intra-group assets and liabilities are eliminated in the Central Units / Consolidation column.

Investments and depreciation include additions to and depreciation of property, plant and equipment and of intangible assets for the current financial year.

The allocation concerning secondary segment data is based on the internal reporting structure, e.g., according to the footwear, apparel and accessories product categories. The operating results and most of the asset and liability items cannot be allocated in a sensible manner.

Primary segment data

Regions	Sales (total)		Internal Sales		External sales with third parties		Gross profit		Sales by head office location	
	by head office of customers									
	2002 T-€	2001 T-€	2002 T-€	2001 T-€	2002 T-€	2001 T-€	2002 T-€	2001 T-€	2002 T-€	2001 T-€
Europe	664,770	427,323	-30,305	-27,553	634,465	399,770	282,291	172,914	682,871	433,555
Asia/Pacific Rim	53,283	46,234	-5,884	-982	47,399	45,252	17,785	15,824	52,650	54,279
America	208,680	144,358	-13	-2,178	208,667	142,180	92,545	59,214	206,905	140,010
Africe/Middle East	19,247	10,920	0	-47	19,247	10,873	4,280	2,659	3,554	991
Central units/consolidation									-36,202	-30,760
Total	945,980	628,835	-36,202	-30,760	909,778	598,075	396,901	250,611	909,778	598,075

Regions	Profit from operations		Gross assets (balance sheet total)		Liabilities		Investments		Depreciation	
	by head office location of group companies									
	2002 T-€	2001 T-€	2002 T-€	2001 T-€	2002 T-€	2001 T-€	2002 T-€	2001 T-€	2002 T-€	2001 T-€
Europe	106,985	52,669	445,778	313,959	292,777	223,909	15,770	14,538	7,639	5,142
Asia/Pacific Rim	5,330	3,153	16,404	24,636	24,226	20,459	1,095	1,446	803	817
America	24,769	11,156	68,270	64,308	56,669	62,763	5,446	9,930	3,282	2,042
Africe/Middle East	-257	-358	2,832	1,513	3,381	1,533	92	95	39	8
Central units/consolidation	-11,794	-7,574	-7,446	-9,033	-103,850	-90,803	125	0	723	344
Total	125,033	59,046	525,838	395,383	273,203	217,861	22,528	26,009	12,486	8,353

Breakdown of Sales and Gross Results by Product Categories

	Sales (total)		Internal sales		External sales with third parties		Gross profit in %	
	2002 T-€	2001 T-€	2002 T-€	2001 T-€	2002 T-€	2001 T-€	2002	2001
Footwear	631,942	400,368	-18,909	-16,308	613,033	384,060	44.3%	42.2%
Apparel	250,939	182,337	-12,490	-12,839	238,450	169,498	41.7%	41.2%
Accessoiries	63,099	46,130	-4,803	-1,613	58,295	44,517	44.8%	41.7%
Total	945,980	628,835	-36,202	-30,760	909,778	598,075	43.6%	41.9%

26. Notes to the cash flow statement

The cash flow statement has been prepared in accordance with IAS 7 (revised), using the indirect method, and broken down by cash flows from operating, investing and financing activities. The gross cash flow is derived from results before taxes on income and adjusted for non-cash income and expense items within the cash flow from operating activities. Free cash flow is the cash provided by operating activities reduced by investments in property, plant and equipment and intangible assets.

In the 2002 financial year, the gross cash flow increased perceptibly from T-€ 69,677 to T-€ 135,099. Cash from operating activities including the change in short-term balance sheet items amounts to T-€ 119,092 (previous year: T-€ 43,742). Cash flows attributable to investing and financing activities were reclassified accordingly.

Cash used for investing activities totaled T-€ 19,031 (previous year: T-€ 40,771), and largely relates to fixed asset investments. In addition, this item includes payments received from the disposal of fixed assets and interest received. Cash used for investing activities could be fully financed from the cash received from operating activities. In effect, a free cash flow to the amount of T- € 100,061 or € 6,41 per share remains.
Taking cash amounting to T-€ 18,171 (previous year: T-€ 10,955), used for financing activities and currency-related changes in cash and cash equivalents into account, the increase in cash and cash equivalents amounts to T-€ 78,267 (previous year: T-€ 7,554). Liquid funds available on December 31, 2002 amounted to T-€ 113,575 (previous year: T-€ 35,308), and include cash, sight deposits and fixed term deposits (terms up to three months); there are no restraints on disposal

27. Contingencies

	Dec. 31, 2002 T-€	Dec. 31, 2001 T-€
Liabilities on bills discounted	537	85
Guarantees and warranties	2,078	2,490

28. Other financial obligations

The Company's other financial obligations relate to license, promotion and advertising contracts. In addition, the Company leases and rents offices, warehouses, facilities, a car park as well as sales premises for its own retail business "Concept Stores". The residual term of the lease contract for the logistics center in Germany (operative leasing) is 8 years. The term of rental contracts concerning the Concept Stores is between 6 and 15 years.

The terms of all other rental and lease contracts are between 1 and 5 years.

As of the balance sheet date, the Company's financial obligations were as follows:

	Dec. 31, 2002 T-€	Dec. 31, 2001 T-€
From license, promotion and advertising contracts:		
2003 (2002)	26,958	15,347
2004 - 2007 (2003 - 2006)	60,111	28,604
From rental and lease contracts:		
2003 (2002)	19,182	14,441
2004 - 2007 (2003 - 2006)	43,796	43,463
as from 2008 (as from 2007)	26,961	32,038

The increase in rental and lease obligations largely results from long-term rental contracts for PUMA's own retail business.

29. Transactions with related parties

Within the scope of acquisition of the Tretorn Group in 2001, a financial liability to Proventus AB (formerly a major PUMA AG shareholder) was taken over. The liability was interest-free from the take-over date until the end of September 2002.

30. Disclosures concerning the Supervisory Board and the Board of Management

	2002 T-€	2001 T-€
Remuneration of the Supervisory Board	250	102
Remuneration of the Board of Management – fixed component	3,160	1,796
Remuneration of the Board of Management – variable component	1,746	3,075
Pension commitments to former Board members	2,597	2,336

Remuneration of the Board of Management includes, in addition to current remuneration, compensation with respect to private pension plans. No other pension commitments concerning active board members exist. The variable components of the previous year related to bonus payments also for 2000.

Pension commitments vis à vis former board members are carried at the stated amount as a liability within pension provisions.

As of the balance sheet date, the Board of Management and the Supervisory Board hold a total of 264,939 options/shares or 1.67201% of the shares outstanding, of which 263,939 or 1.66570% are attributable to the Board of Management and 1,000 or 0.00631% to the Supervisory Board.

31. German Corporate Governance Code

The German Corporate Governance Code (DCGK) presents the significant legal provisions for the management and monitoring of German listed corporations and includes standards for responsible corporate management. PUMA AG has posted a prescribed explanation about the observance of the DCGK on its corporate website (www.puma.com), in accordance with Paragraph 161 of the "Aktiengesetz" (Companies Code), pursuant to the transitional legislation under Paragraph 15 of the Introductory section of the Companies Code.

32. Approval of the annual financial statements

The annual financial statements were prepared by the Board of Management on February 5, 2003, and submitted to the Supervisory Board for examination. If the Supervisory Board approves the annual financial statements on the occasion of the Supervisory Board meeting on February 27, 2003, the annual financial statements shall be adopted unless the Supervisory Board and the Board of Management decide that the annual financial statements be approved by the Shareholders' Meeting. The decisions of the Board of Management and the Supervisory Board shall be included in the report of the Supervisory Board to the Shareholders' Meeting.

Herzogenaurach, February 5, 2003

The Board of Management

Zeitz Gänsler Heyd

Report of the Auditors

We have audited the consolidated financial statements of PUMA Aktiengesellschaft Rudolf Dassler Sport, Herzogenaurach, (consisting of a consolidated balance sheet, consolidated income statement, notes to the consolidated financial statements, cash flow statement, segment reporting statement and statement of changes in equity) and the Group Management Report for the year ended December 31, 2002. The preparation and content of the consolidated financial statements and the group management report according to international accounting standards (IAS) issued by IASB (IAS) are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion on the consolidated financial statements and the group management report, based on our audit.

We conducted our audit of the consolidated financial statements in conformity with professional auditing standards of the German Institute of Chartered Accountants (IDW) and international standards on auditing (ISA). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis in the framework of the audit. The audit includes assessing the accounting rules used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group in the financial year in accordance with IAS.

Our audit, which according to German auditing regulations also extends to the group management report for the financial year from January 1 to December 31, 2002 prepared by Board of Management, did not lead to any reservations. In our opinion the group management report provides, on the whole, a suitable understanding of the position of the Group and presents fairly the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the financial year from January 1 to December 31, 2002 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and a group management report in accordance with German law.

Frankfurt am Main, February 5, 2003

PRICEWATERHOUSECOOPERS
GmbH
Wirtschaftsprüfungsgesellschaft

Detlev Cuntz	Dr. Ulrich V. Störk
German Public Accountant	German Public Accountant

Report of the Supervisory Board

Dear Shareholders,

In the past year we have dealt intensively with the Company's situation in a difficult market environment. We were involved with decisions of major importance and the Board kept us regularly and comprehensively informed on a timely basis.

Focus of Discussions

During the financial year the Supervisory Board assumed the tasks imposed on it by law while also supporting, and advising management and monitored its activities. At the general meetings, which took place on March 12, May 14, August 30, and October 3, 2002, and through regular written and oral reporting, the Board of Management informed us about the financial situation of the PUMA Group as a whole, and about matters of corporate policy and strategy.

Significant issues discussed at the Supervisory Board meetings and in subsequent break-outs included the following:

- Audit and Approval of the 2001 Annual Financial Statements
- Regular Business Development during the 2002 Financial Year
- Corporate Planning for the Year 2003
- Selection/ Appointment of new Supervisory Board Members
- Stock Option Program
- Corporate Governance Code
- Phase III of Corporate Planning
- Group Executive Committee
- Sponsorships
- Current Issues of Business Policy

Moreover, at the meeting on March 11/12, 2002, the Supervisory Board personnel committee dealt in detail with various employee related matters. Werner Hofer (Chairman), David Matalon, Thore Ohlsson and Katharina Wojaczek are members of this committee. In addition, a balance sheet committee was established during the reporting year, which concerns itself with all questions relevant to accounting and results and also conducts discussions with the auditors. David Matalon (Chairman), Werner Hofer and Erwin Hildel are members of the balance sheet committee.

Annual Financial Statements approved

PUMA AG's annual accounts as prepared by the Board of Management, the consolidated financial statements, the management report and the group management report, including the underlying accounting system, have been audited and provided with an unqualified audit opinion by the auditors of PricewaterhouseCoopers, Wirtschaftsprüfungsgesellschaft GmbH, Frankfurt an Main; the auditors were appointed by the General Meeting on May 14, 2002, and commissioned by the Supervisory Board to audit the annual financial statements and the consolidated financial statements.

In their report, the auditors arrive at the conclusion that PUMA's institutionalized risk management system pursuant to Section 91, (2) Stock Corporation Act, is suitable for the early recognition of any developments that may impair the Company's development and for taking counteraction against same. The Board of Management has informed the Supervisory Board at regular intervals about the assessment of market and source risks, financial risks including currency risks, and also about risks that may arise in the organizational area.

The documents referred to above and the proposal for appropriation of earnings were issued to us by the Board of Management in good time. The auditors' reports were issued to all members of the Supervisory Board and, in the presence of the auditor who reported on significant audit results, and were dealt with in detail at the balance sheet meeting of the Supervisory Board.

After thorough examination, we have approved the annual financial statements prepared by the Board of Management and agree with the auditors' results. After examining the annual financial statements, no objections are raised. The Supervisory Board approved the annual financial statements as prepared by the Board of Management; the annual financial statements are hereby established. The Supervisory Board agrees with the Board of Management's proposal that the shareholders participate in the earnings of the Company and that the dividend be raised by 83% to € 0.55 per share. A total of € 8.7 million from the balance sheet profit will be used to this end.

Changes in the Supervisory Board
Mr. Mikael Kamras has, at his own wish and with effect from May 5, 2002, retired from the Supervisory Board. We wish to thank Mr. Kamras for his many years of service on the Supervisory Board. Mr. Kamras successfully supported the Company's 1993 restructuring phase and the strategic reorientation of PUMA. As his successor and with effect from May 14, 2002, the shareholders at the Annual Shareholders Meeting elected Mr. James Douglas Packer, Consolidated Press Holdings Ltd, Australia, to the Supervisory Board.

Inge Baumann and Horst Zyder, both Employees' Representatives, have also left the Board with effect from May 14, 2002. We wish to thank Ms. Baumann and Mr. Zyder for their many years of service on the Supervisory Board. As their successors and with effect from May 14, 2002, Melanie Seiler, and Erwin Hildel, both Employees' Representatives, have been elected by the staff as members of the Supervisory Board.

The Supervisory Board wishes to express its great appreciation and thanks to the Board of Management, to the management of the Group companies, the staff's chosen representatives and all employees for this successful performance and the work involved in achieving it.

Herzogenaurach, February 27, 2003

For the Supervisory Board

Werner Hofer
Chairman

The Company's Boards



Board of Management



Jochen Zeitz
Nuremnberg, Germany
Chairman
(Marketing, Sales, Finance, Administration, Human)

Member of other Supervisory Boards or similar boards:
- Deutschen Bank AG
- Falke KG
- Harley Davidson Europe





Martin Gänsler
Gersthofen
Deputy Chairman
(Research, Developement, Design and Sourcing)



Ulrich Heyd
Nuremnberg, Germany
Supervisory Board
(Legal Affairs and Industrial Property Rights)

AUFSICHTSRAT

Werner Hofer (Chairman)
Hamburg
Lawyer

Member of other Supervisory Boards or similar boards:
- H & M Hennes & Mauritz AB, Stockholm/Sweden
- Electrolux Germany GmbH (Chairman), Siegen/Germany
- AEG Hausgeräte GmbH (Chairman), Nuremnberg, Germany
- ISPAT Europe S.A., Luxemburg/Luxemburg
- ISPAT Germany GmbH, Duisburg/Germany
- ISPAT Hamburger Stahlwerke GmbH, Hamburg/Germany
- ISPAT Stahlwerk Ruhrort GmbH, Duisburg/Germany

Thore Ohlsson (Deputy Chairman)
Falsterbo, Sweden
President of Elimexo AB, Falsterbo/Sweden

Member of other Supervisory Boards or similar boards:
- Boss Media AB, Växjö/Sweden
- Bastec AB (Vorsitzender), Malmö/Sweden
- Elite Hotels AB, Stockholm/Sweden
- Tretorn AB, Helsingborg/Sweden
- T. Frick AB (Vorsitzender), Vellinge/Sweden
- Trianon AB, Malmö/Sweden

James Douglas Packer
Bellevue Hill, Australia
Chairman of Publishing and Broadcasting Limited, Sydney/Australien

Member of other Supervisory Boards or similar boards:
- ecorp Limited, Sydney/Australia
- Consolidated Press Holdings Limited, Sydney/Australia
- Challenger International Limited, Sydney/Australia

Arnon Milchan
Herzelia, Israel
Producer

Member of other Supervisory Boards or similar boards:
- Monarchy Enterprises Holdings B.V., LLC, Rotterdam/Netherlands
- The Silver Lining Foundation, Aspen, Colorado/U.S.A.

David Matalon
Beverly Hills, USA
President and CEO of New Regency Productions, Inc., Los Angeles/U.S.A.

Member of other Supervisory Boards or similar boards:
- Monarchy Enterprises Holdings B.V., LLC, Rotterdam/Netherlands
- Regency Entertainment USA Corp., Los Angeles/U.S.A.
- IVP Ltd., Kfar-Saba, Israel

Peter Chernin
Los Angeles, USA
President and Managing Director of News Corporation Ltd., New York, USA / Sidney, Australia

Member of other Supervisory Boards or similar boards:
- The News Corporation Limited, Sidney, N.S.W./Australia
- Monarchy Enterprises Holdings B.V., Rotterdam/Netherlands
- Fox Entertainment Group, Inc., New York/U.S.A.
- E*Trade Group, Inc., Menlo Park, Kalifornien/U.S.A.

Katharina Wojaczek (Employees' Representative)
Aurachtal-Falkendorf, Germany
Works council chairperson

Erwin Hildel (Employees' Representative)
Herzogenaurach, Germany
Administrative Assistant

Melanie Seiler (Employees' Representative)
Lonnerstadt, Germany
Head of Service and Order Processing Department


puma.com

marketing


annual report 2002


SHY +
LONELY!
exhibition
thrift
sept 25-29
old truman brewery
PUMA

Launched via a gallery exhibition at London's Old Truman Berwery, PUMA's Limited Edition Thrift collection, crafted exclusively from second hand materials, sold out within 24 hours.





During 2002 significant steps in the fields of environmental and social affairs were realized. The auditing of all licensee factories in accordance with S.A.F.E. standards has been successfully completed. In-depth training sessions have been arranged for all of PUMA's vendors. Furthermore, to ensure that the target of PVC-free product-delivery by F/W 2003 is achieved, PUMA has undertaken significant steps in its production practices. Our efforts to substitute organic solvents with organic solvent-free systems in footwear production have also been intensified.

PUMA's unwavering dedication to the principles laid out in the S.A.F.E. policy has earned us the 2002 Corporate Ethics Award from the European Business Ethics Network, Germany. The award celebrates the organization-wide processes that have been set into motion that promote structurally effective corporate ethics projects and corporate policy. By winning the award we have deepened our commitment to upholding the highest possible standards both now and in the future.

For more information please refer to the newest version of PUMA's environmental and social report that will be published in 2003.



Social & Environmental Responsibility

PUMA, in its capacity as a global player in the sporting goods industry, feels an especially high degree of responsibility for the protection of social and environmental standards. This responsibility is reflected in our business practices. As such, we have taken a leading role in the development of a sustainable social accountability and environmental standards policy. The policy's goal is to establish an open dialogue between our partners to ensure that our corporate activities are founded on the principles of sustainability, accountability and transparency.

The S.A.F.E. (Social Accountability & Fundamental Environmental Standards) policy has become the cornerstone in PUMA's long-term corporate responsibility action plan. The policy's two-pronged approach guarantees that the needs and rights of all persons employed with PUMA and its partners are respected, while also implementing benchmarks that ensure that production standards, with regard to the environment, are continuously upheld.

By enveloping our partners in a constructive dialogue, our S.A.F.E. audit teams maintain a symbiotic relationship with all vested parties. The ultimate goal is to create strategic partnerships that lead to the mutual advance of employees, associates and PUMA as a whole. As such, we realize that becoming the most desirable Sportliefstyle brand encompasses more than just financial success.



Special Edition

PUMA's Special Edition Collection is designed for the true trendsetter – a PUMA fanatic that desires both originality and exclusivity. Digging back through our archives, PUMA launched two Special Edition apparel products in 2002, the Knitted Suit and the Letter Suit. Both items were produced in extremely limited quantities and selectively allocated to our concept stores and other notable retailers.


PUMA

Rudolf Dassler Schuhfabrik

The Rudolf Dassler collection recalls the innocence and timelessness of Sport through its clean, simple, and provocative styling. The Dassler footwear range is rooted in the heritage of soccer, tennis, running and boxing shoes of the late 1940's and 50's. Our collection represents a time when people played sports for enjoyment and without underlying financial motives. Made of the finest leather and suede, the Dassler collection keeps the materials and colors natural, but adds modern technology in the sole to reduce weight and increase comfort.

PUMA

Fußballstiefel

bei der Weltmeisterschaft

in Schweden



Platinum

Available at high-end boutiques and department stores, the PUMA PLATINUM collection continues to break new ground in the men's premium footwear arena. PLATINUM traditionally pulls influences from PUMA's sport heritage, and recently has drawn inspiration from the prestige of timeless sports like polo, yachting, and auto racing. PLATINUM provides consumers with sophistication and exceptional craftsmanship, with a hint of PUMA's unique modern styling.



96hours

PUMA's 96 Hours collection was developed with the global jetsetter in mind. Using only the finest materials and craftsmanship, the set fuses the necessities of functionality and style. We have created a completely modular apparel concept that allows the user to move seamlessly from hour to hour and day to day. The single elegant case contains 26 individual pieces in a clean color palette of black, white and coal that subtly come together to suit the needs of the individual. Included in the package is a compact performance sport shoe, allowing for the integration of leisure with business. Focused on the fact that the typical international business trip lasts 96 hours, four days and five nights, the 96 Hours collection frees the traveler from the bounds of time and distance and showcases PUMA's ability to make a high-end functional statement.



Nuala

Often defined as "contemplative sport", Nuala is the product of an organic partnership that reflects Christy Turlington's passion for the ancient discipline of yoga and PUMA's commitment to create a superior mix of sport and lifestyle products. Using yoga as its foundation, Nuala seeks synergy between the outer and inner beings and individual and collective experiences. Nuala is more than a line of yoga-inspired active wear; it is a building block for limitless living aimed at providing fashion-conscious, independent women comfort for everyday life.

Co-op

PUMA continues to set the benchmark in co-op ventures, pushing boundaries and generating interesting products that appeal to unique markets. This year, PUMA and Yasuhiro Mihara teamed up for a third time to create a new collection of avant-garde shoes. The PUMA/Mihara partnership focuses on fusing sport with fashion. Each collaborative effort with Mihara has allowed PUMA to deliver innovative, high fashion designs and has propelled the brand to markets and consumers previously untouched. PUMA's long-standing relationship with Jil Sander has been continued with a new collection of men's and women's shoes, highlighting the strong influence of Sportlifestyle in the world of fashion.

In cooperation with Marc Jacobs, Nuala recently introduced the Christy bag, a limited edition yoga mat bag that carries the signature styles of long-time friends Christy Turlington and Marc Jacobs. Christy bag proceeds will go to CANCERcare, the oldest and largest national social service agency solely dedicated to providing free, professional support services to individuals afflicted with cancer.





Serena

Sporting her renown PUMA Catsuit among others, top seeded women's tennis player Serena Williams turned heads and set new standards for on-court attire. The collections showcased at the Grand Slams incorporated high performance and innovative textiles, as well as footwear that united performance with panache. Serena aided in the collection's design process thus ensuring that our products remained true to the athlete's needs.




Red Bull
SUISSE


CREDIT SUISSE
PETRONAS
PETRONAS
MALAYSIA
BRIDGESTONE
CREDIT
SUISSE
SUISSE
TEMENOS

F1 and Motorsport

Focused on bolstering its arsenal of statement partnerships, PUMA's 2003 motorsport lineup includes Formula One teams Sauber Petronas, Jordan Grand Prix, Minardi, Jaguar Racing and Panasonic Toyota. Rounding out PUMA's partnerships, we have signed a new deal with World Rally Championship, and enjoy the continued cooperation of Porsche and freestyle motocross champion Travis Pastrana. Each of these agreements provides PUMA with an additional foothold in the broad motorsport segment. Jointly these partnerships offer PUMA an invaluable opportunity to outfit teams and crews with footwear, accessories and apparel that mirrors the specific needs and challenges associated with these precision sports. Statement products such as the CirCat and Speed Cat marry form with function and bring the look and styling of motorsport to life's daily race.



Complete-Series

The Complete Series continues to develop performance trainers for runners with complex needs. Developed in collaboration with experienced athletes, Complete Series shoes have undergone extensive laboratory testing to assure the highest integrity of the line. Complete shoes feature PUMA CELL technology, which allows gravitational forces to absorb the pressure of each stride. By retaining 90% of its original effectiveness throughout the life of the shoe, the chances of injury are greatly reduced. Using state-of-the-art materials from GOODYEAR and 3M, PUMA launched the Complete Premise, a durable running shoe for those looking for a high-mileage trainer. Complete products continue to showcase PUMA's dedication to equip performance-conscious athletes as they master their form and speed.


PUMA


蹴
shudoh
道

shudoh Only Choices.

Shudoh

Having just completed its second season, PUMA's Shudoh line continues to maintain its position as one of the world's most technologically innovative soccer collections. Shudoh, derived from the Japanese word for "the way to become the master of soccer," reflects PUMA's commitment to exceeding the needs of professional athletes by creating products that encompass form, function, fit and power.

In 2002 the Shudoh signature boot was improved to incorporate a fine-tuned upper construction with a new exciting colorway. The Shudoh incorporates the technical features of a performance running shoes in a pro football boot, thus combining a glove-like fit and minimal weight with stability, traction and shooting support. The Shudoh accessories line was augmented by the addition of the dimpled soccer ball, high-performance shin guards and injury-preventing goalkeeper gloves.


buffon


443598-GE

Italy

After rattling football's foundations at the World Cup with Cameroon's attention-grabbing sleeveless-shirt, PUMA ended 2002 with an equally strong statement. In the year's closing weeks, PUMA announced a long-term agreement with the Italian Football Association (F.I.G.C.) in which the three-time World Cup winner and PUMA have teamed up to begin a new era in football history.

The agreement, which officially commenced on January 1, 2003, will serve as a basis to strengthen the boundaries traditionally associated with promotional sports partnerships. In the partnership PUMA becomes the official supplier of all on field, sideline, training and representation apparel, accessories as well as a selection of footwear offerings. By fusing PUMA's innovative style with Italy's elegance, flair and emotions, the partnership positions PUMA to recapture leadership in the dynamic Football arena by doing it our way!


PUMA
AC/DC
vespa




PUMA

Retail

On the retail front, we have continued with our company-owned sports boutiques expansion. During the year PUMA opened stores in eight major metropolitan cities. These new locations complement our already strong roster of concept stores and bring the total number of PUMA sports boutiques to sixteen, thereby surpassing our goal of having fifteen stores operational by the end of 2002.

By opening boutiques in key retail locations we have taken an important step in the profitable evolution of the brand. The stores offer unprecedented opportunities to maximize our brand experience by showcasing PUMA products in an innovative manner with our traditional forward-looking nuances. By forging closer relationships with our target consumers, and meeting them where they shop, concept stores also function as testing grounds for new and fresh ideas. Most importantly, concept stores are created with the underlying goal of becoming a profitable extension of the brand.

Looking forward, PUMA's retail strategy is another cornerstone of our company's Phase III expansion. Not only does our retail development help bring us closer to our consumers, but it also supports our retailers by creating a platform on which the brand is expressed in its purest form.


PUMA
SOPHIE WAITED TO TAKE HER TURN
UNTIL A GOOD SONG WAS PLAYING.
DANNY COULDN'T HELP BUT NOTICING THAT NIKKI
AND THE GIANT CLOWN HAD SIMILAR MOUTHS.
EVER SINCE THEY BOTH DATED PABLO,
JEN AND KATIE SHARED EVERYTHING.
PUMA
RAY WAS ABOUT TO
FIND OUT WHY MOST GUYS
ONLY DATED TONYA ONCE.



Marketing

In 2002, PUMA focused on marketing and advertising consistent with our brand strategy – mixing it up. Building up to the 2002 World Cup, we launched the Shudoh Sushi campaign, which presented our unique take on soccer. With TV spots featuring English Premier League stars Nicholas Anelka and Robert Pires doing battle in a Shudoh Sushi bar, we created a memorable campaign that was distinctively PUMA. Similarly, our newly designed sleeveless jersey for the Cameroon national team turned heads and demonstrated on a global platform that even when it comes to something as traditional as a football jersey, PUMA will find a way to mix it up. In the fall, we continued to create headlines with Serena Williams' cat suit debut at the US Open, as Serena generated cause on her own by making the Open her third Grand Slam title of the year.

The Jamaican Federation represents one of the latest additions to the PUMA team, and will be a focus of our marketing efforts in 2003, leading up to the World Athletics Championships. Jamaica perfectly embodies sport and lifestyle, and instantly conjures images that personify the PUMA brand. We will also continue with our Travis 199 campaign, featuring X-Games and Gravity Games motocross gold medallist Travis Pastrana. Also featured in 2003 will be an updated version of the successful PUMA Lifestyle campaign – "Originals." PUMA's presence in the world of professional motor racing will be boosted this year as several new agreements bring the company's sponsorship activities to a total of five Formula One teams, as well as the World Rally Championship.

PUMA also mixed things up outside of the stadium in 2002. Our Thrift collection enjoyed a successful launch by appearing in a gallery exhibition in London in September. The 96 Hours concept, an innovative approach to clothing for the international business traveler, was featured in several prominent magazines and brought a more contemporary and sophisticated dimension to PUMA's marketing endeavors.

Most recently, we shook the football world by announcing that it had signed the Italian National Football Team. The agreement, which makes PUMA the official supplier to all associated teams, took effect on January 1, 2003 and provides the perfect platform for displaying PUMA's commitment to sports with style. By fusing PUMA's strong soccer heritage with the impressive skills of three-time world champion Italy, PUMA has once again bolstered its presence in professional sports with a head-turning partnership.



Intro to Phase III

Striving to reach even greater heights, 2002 marked the beginning of PUMA's Phase III growth plan. Phase III, a continuation of the two preceding stages that focused on achieving a solid financial and brand platform respectively, aims to further explore the potential of the brand by generating desirable and profitable growth. Although desirable growth continues to be the preliminary goal of the company, PUMA plans on tapping into a significant part of the potential annual sales of €2 billion during Phase III. Efforts to achieve average double-digit sales growth on a group-wide level through 2006 will be supported by strong investments in R&D, Marketing and Retail.

To reach our Phase III goals we will need to remain focused on the long term. Our attention will be on improving our distribution strategy, continuing to uniquely combine sport with lifestyle and constantly innovating in everything we do from marketing initiatives to our products. Tied to our long-term goal is the continued expansion of our retail business to ensure that this venture generates 10% of corporate sales by the end of Phase III. The development of a web-based supply chain management system will also help achieve greater operational efficiencies and create a foundation for delivering on the company's growth objectives. Adding a human dimension to the growth equation, PUMA's Phase III plan also supports the broadening of the company's leadership structure through the introduction of a Group Executive Committee, consisting of the Board of Management as well as four Global Functional Directors.

Group Executive Committee


Martin Gänsler


Peter Mahrer


Antonio Bertone


Jochen Zeitz


Dieter Bock


Klaus Bauer


Ulrich Heyd



Brand

In 2002, we took significant steps toward our goal of being the most desirable Sportliefstyle brand in the world by fusing the creative influences from the world of sport, lifestyle and fashion. To achieve this end, our brand template emphasizes PUMA's distinctiveness, individualism, spontaneity, internationalism and sporting heritage. An important part of our brand strategy is maintaining vigilant watch over our distribution channels, ensuring that we maintain the high level of desirability necessary for sustainable growth. Concurrently, in areas where licensee growth is desired, we will provide solid guidance and strict alertness to make certain that the brand's objectives and direction are maintained.

Corporate

At the heart of our company strategy is the focus on continuously pursuing a more flexible and efficient organization that is fit to thrive in an increasingly dynamic and fast-paced industry. To this extent, over the course of the past few years, we have decentralized our structure on the way to creating the first truly virtual sports company.

To help manage the matrix organizational structure, we have created the Group Executive Committee, which incorporates the functions of brand management, product, finance, growth management, legal and organizational structure into one core body. The resulting cross-functional communication further enhances PUMA's corporate agility. Implementing this nimble structure will enable PUMA to realize efficiencies in areas such as product lifecycle, management and sourcing. The end result should help reduce lead times and costs, while concurrently fostering improvement in quality. These advances are part of a constantly evolving process in which our corporate strategy and structure lends us competitive advantage.

Complimenting the Board of Management, consisting of Jochen Zeitz, Martin Gaensler, and Ulrich Heyd, the additional members of the Group Executive Committee are: Antonio Bertone (Brand Management), Peter Mahrer (Central European and International Sales), Dieter Bock (Finance), and Klaus Bauer (Operations and Human Resources).



Dear Fellow Shareholders,

2002 was by far the most successful year in PUMA's history. As a company we achieved record sales and, more importantly, record profitability. As a brand we added gleam to our image by delivering on our promise of targeting innovative products and marketing concepts to our global clientele. In doing so we have elevated our brand awareness and established a solid platform for future development and growth.

We have successfully captured the essence of Sportliefstyle through a long-term marketing agreement with Jamaica, giving PUMA a foothold at all major Athletic Championships as well as the Olympic Games. Celebrating Cameroon's team at the World Cup we developed a sleeveless shirt that succeeded in turning heads while also fusing fashion with sport. Our recent signing of the Italian National Football Team underscores our ongoing commitment to professional sports and will provide a strong extension to the creative and alternative approach witnessed in 2002 with Cameroon's National Team. On the tennis court, sporting PUMA's signature sleeveless shirt, Serena Williams won every Grand Slam she played and captured the number one ranking from her sister.

A quick look at PUMA's product line provides clear indication that we have not only built upon existing collections, but have also successfully broadened our offerings to encompass new business areas. As such, PUMA's expanded 2002 Shudoh Collection has set the standard for technical innovation for football. Within the running universe PUMA has made equal strides via the Complete Collection. Encompassing CELL technology Complete encompasses the highest level of functionality and comfort possible. Having broadened its portfolio of partnerships, PUMA's Formula-1 initiatives now span five teams and provide a strong catalyst for growth via lifestyle adaptation of racing products. Our yoga-inspired Nuala line, developed in cooperation with Christy Turlington, continues to offer flexibility and style by lending itself perfectly to the needs of the active woman. A robust offering on luxury goods rounds out PUMA's product range.

Although PUMA's success cannot be attributed to any single source, several interwoven factors have played a significant part. At the heart lies the contribution of each of our Team Members. Their commitment and innovative approach to realizing our ultimate goals has been paramount. Concurrently, our dedication to "mixing it up" has allowed us to stay at the forefront of the industry and take a deeper root in the hearts of our consumers.

Looking forward, we realize that the key to our continued success lies in our speed and agility. We will continue to make strategic investments to always keep our brand fresh and innovative. With the continued support of our consumers, shareholders, partners, and team members we are confident that we can successfully tackle the challenges that the future brings with it.

Best regards,

Jochen Zeitz



KIEN LIEU
ANTHONY ACOSTA
{superlite}
PUMA
puma.com
NO LOITERING
shudoh
POWERFRAME
199


Brand
"to be one of the most desirable sports brands in the world"
Corporate
"to be the first truly virtual sports company"
STONE'S



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